SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

8

Independent Auditors' Report

KPMG Auditores Independentes Ltda.

Rua Verbo Divino – 1400 – 1º andar – Granja Julieta – São Paulo

04719-002 - São Paulo/SP - Brasil

Caixa Postal 79518 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Independent Auditors’ report on review of Interim Condensed Consolidated Financial Statements

To the Board of Directors and Shareholders of

Nu Holdings Ltd.

Cayman Islands

Introduction

We have reviewed the accompanying interim condensed consolidated statement of financial position of Nu Holdings Ltd. (“Company”) as at June 30, 2026, the interim condensed consolidated statements of income and comprehensive income for the three and six-month periods then ended, and the related interim condensed consolidated statements of changes in equity and cash flows for the six-month period then ended, and notes to the interim condensed consolidated financial statements.

Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34, ´Interim Financial Reporting´. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements as at June 30, 2026, are not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’.

São Paulo, August 13, 2026.

KPMG Auditores Independentes Ltda.

CRC 2SP-014428/O-6

João Paulo Dal Poz Alouche

Accountant CRC 1SP245785/O-2

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Unaudited Interim Condensed Consolidated Statements of Income

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of U.S. Dollars, except earnings per share)

		Three-month period ended		Six-month period ended
	Note	06/30/2026	06/30/2025	06/30/2026	06/30/2025

Interest income and gains net of losses on financial instruments	6	4,760,573	3,128,743	9,035,886	5,860,879
Fee and commission income	6	752,635	539,727	1,445,289	1,055,280
Total revenue		5,513,208	3,668,470	10,481,175	6,916,159
Interest and other financial expenses	6	(1,556,650)	(1,029,989)	(2,825,834)	(1,926,193)
Transactional expenses	6	(127,816)	(78,311)	(243,702)	(136,799)
Expected credit loss	7	(1,482,213)	(1,012,192)	(3,200,228)	(1,985,736)
Total cost of financial and transactional services provided		(3,166,679)	(2,120,492)	(6,269,764)	(4,048,728)
Gross profit		2,346,529	1,547,978	4,211,411	2,867,431

Operating (expenses) income
Customer support and operations	8	(226,246)	(161,434)	(431,120)	(312,909)
General and administrative expenses	8	(599,790)	(341,253)	(1,091,830)	(631,076)
Marketing expenses	8	(103,429)	(67,347)	(166,322)	(111,444)
Other expenses	8	(201,042)	(112,289)	(370,818)	(220,284)
Other income	8	24,954	14,732	44,996	84,872
Total operating (expenses) income		(1,105,553)	(667,591)	(2,015,094)	(1,190,841)

Share of loss in associates	18	(4,663)	(1,025)	(5,698)	(2,155)

Income before income taxes		1,236,313	879,362	2,190,619	1,674,435

Income taxes	30	(175,224)	(242,375)	(258,099)	(480,240)

Net income for the period		1,061,089	636,987	1,932,520	1,194,195
Net income attributable to shareholders of the parent company		1,060,199	636,838	1,932,255	1,194,041
Net income attributable to non-controlling interests		890	149	265	154

Earnings per share – Basic	9	0.2183	0.1320	0.3979	0.2476
Earnings per share – Diluted	9	0.2162	0.1300	0.3936	0.2439
Weighted average outstanding ordinary shares - basic EPS (in thousands of shares)	9	4,857,131	4,825,586	4,856,663	4,821,579
Weighted average outstanding ordinary shares - diluted EPS (in thousands of shares)	9	4,904,837	4,899,768	4,908,841	4,897,849

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

Unaudited Interim Condensed Consolidated Statements of
Comprehensive Income

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of U.S. Dollars)

		Three-month period ended		Six-month period ended
	Note	06/30/2026	06/30/2025	06/30/2026	06/30/2025

Net income for the period		1,061,089	636,987	1,932,520	1,194,195

Other comprehensive income:
Effective portion of changes in fair value		(10,580)	6,703	(35,814)	15,036
Changes in fair value reclassified to profit or loss		17,247	(14,093)	27,453	(49,712)
Deferred income taxes		(985)	1,443	3,558	6,366
Cash flow hedge	20	5,682	(5,947)	(4,803)	(28,310)

Effective portion of changes in fair value		(56,072)	—	(120,645)	—
Net investment hedge	20	(56,072)	—	(120,645)	—

Changes in fair value		6,559	(6,917)	8,010	1,404
Deferred income taxes		(3,149)	3,526	(4,538)	(585)
Financial assets at fair value through other comprehensive income		3,410	(3,391)	3,472	819

Currency translation on foreign entities		50,095	316,961	492,725	682,620

Total other comprehensive income (loss) that are or may be reclassified subsequently to profit or loss		3,115	307,623	370,749	655,129

Changes in fair value - own credit adjustment		—	—	—	20
Total other comprehensive income (loss) that will not be reclassified to profit or loss subsequently		—	—	—	20
Total other comprehensive income (loss), net of tax		3,115	307,623	370,749	655,149
Total comprehensive income for the period, net of tax		1,064,204	944,610	2,303,269	1,849,344
Total comprehensive income attributable to shareholders of the parent company		1,063,314	944,461	2,303,004	1,849,190
Total comprehensive income attributable to non-controlling interests		890	149	265	154

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

6

Unaudited Interim Condensed Consolidated Statements of
Financial Position

As of June 30, 2026 and December 31, 2025

(In thousands of U.S. Dollars)

	Note	06/30/2026	12/31/2025

Assets
Cash and cash equivalents	11	13,551,611	15,003,643
Financial assets at fair value through profit or loss		1,473,272	1,140,671
Securities	12	1,358,015	1,059,923
Derivatives	20	115,257	80,748
Financial assets at fair value through other comprehensive income		14,046,844	12,157,076
Securities	12	14,046,844	12,157,076
Financial assets at amortized cost		46,722,060	41,518,114
Credit card receivables	13	21,494,406	18,267,904
Loans to customers	14	11,317,422	9,421,458
Compulsory and other deposits at central banks	15	9,149,128	9,537,788
Securities	12	3,776,505	3,141,504
Other receivables	16	849,897	1,000,683
Other financial assets		134,702	148,777
Other assets	17	1,955,741	1,403,870
Deferred tax assets	30	3,649,091	2,510,967
Investments in associates	18	93,004	98,702
Right-of-use assets		54,654	22,244
Property, plant and equipment		50,665	27,550
Intangible assets	19	747,101	601,669
Goodwill	19	409,371	409,371
Total assets		82,753,414	74,893,877

7

Unaudited Interim Condensed Consolidated Statements of
Financial Position

As of June 30, 2026 and December 31, 2025

(In thousands of U.S. Dollars)

	Note	06/30/2026	12/31/2025

Liabilities
Financial liabilities at fair value through profit or loss		116,068	65,969
Derivatives	20	89,659	65,969
Obligations for quotas of investment funds		26,409	-
Financial liabilities at amortized cost		66,610,671	60,741,103
Deposits	22	45,328,419	41,925,101
Payables to network	23	15,541,657	13,633,949
Borrowings and financing	24	4,682,252	4,398,216
Repurchase agreements	21	1,058,343	783,837
Salaries, allowances and social security contributions		221,770	236,565
Tax liabilities	30	1,117,397	1,424,118
Lease liabilities		66,433	29,197
Provisions and contingent liabilities	25	44,343	30,920
Deferred income	26	84,165	77,521
Other liabilities	27	1,240,846	966,922
Total liabilities		69,501,693	63,572,315

Equity
Share capital	31	84	84
Share premium reserve	31	4,566,905	5,062,464
Retained earnings	31	8,496,232	6,412,700
Other comprehensive income (loss)	31	186,449	(184,300)
Equity attributable to shareholders of the parent company		13,249,670	11,290,948
Equity attributable to non-controlling interests		2,051	30,614
Total equity		13,251,721	11,321,562
Total liabilities and equity		82,753,414	74,893,877

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

8

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the six-month period ended June 30, 2026 and 2025

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)					`
	Note	Share capital	Share premium reserve	Retained earnings	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Net investment hedge	Own credit revaluation reserve	Total	Total non-controlling interests	Total equity
Balances as of December 31, 2025		84	5,062,464	6,412,700	(196,018)	(4,076)	15,296	-	498	11,290,948	30,614	11,321,562
Net income for the period		-	-	1,932,255	-	-	-	-	-	1,932,255	265	1,932,520
Share-based compensation, net of shares withheld for employee taxes	10	-	-	151,277	-	-	-	-	-	151,277	-	151,277
Shares issued on business acquisition	10	-	853	-	-	-	-	-	-	853	-	853
Stock options exercised	31	-	3,981	-	-	-	-	-	-	3,981	-	3,981
Share repurchase	31		(500,393)							(500,393)	-	(500,393)
Movements in non-controlling interests		-	-	-	-	-	-	-	-	-	(28,828)	(28,828)
Other comprehensive income or loss, net of tax	31
Cash flow hedge		-	-	-	-	(4,803)	-	-	-	(4,803)	-	(4,803)
Net investment hedge		-	-	-	-	-	-	(120,645)	-	(120,645)	-	(120,645)
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	3,472	-	-	3,472	-	3,472
Currency translation on foreign entities		-	-	-	492,725	-	-	-	-	492,725	-	492,725
Balances as of June 30, 2026		84	4,566,905	8,496,232	296,707	(8,879)	18,768	(120,645)	498	13,249,670	2,051	13,251,721

9

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the six-month period ended June 30, 2026 and 2025

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Retained earnings	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non-controlling interests	Total equity
Balances as of December 31, 2024		84	5,053,776	3,420,596	(862,977)	22,750	11,582	478	7,646,289	787	7,647,076
Net income for the period		-	-	1,194,041	-	-	-	-	1,194,041	154	1,194,195
Share-based compensation, net of shares withheld for employee taxes	10	-	-	76,293	-	-	-	-	76,293	-	76,293
Shares issued to service providers		-	-	1,316	-	-	-	-	1,316	-	1,316
Shares issued on business acquisition	10	-	779	-	-	-	-	-	779	-	779
Stock options exercised	31	-	968	-	-	-	-	-	968	-	968
Movements in non-controlling interests		-	-	-	-	-	-	-	-	340	340
Other comprehensive income or loss, net of tax	31
Cash flow hedge		-	-	-	-	(28,310)	-	-	(28,310)	-	(28,310)
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	819	-	819	-	819
Currency translation on foreign entities		-	-	-	682,620	-	-	-	682,620	-	682,620
Own credit adjustment		-	-	-	-	-	-	20	20	-	20
Balances as of June 30, 2025		84	5,055,523	4,692,246	(180,357)	(5,560)	12,401	498	9,574,835	1,281	9,576,116

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

10

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six-month period ended June 30, 2026 and 2025

(In thousands of U.S. Dollars)

	Note	06/30/2026	06/30/2025

Cash flows from operating activities
Reconciliation of net income to net cash flows from operating activities:
Net income for the period		1,932,520	1,194,195
Adjustments:
Depreciation and amortization	8	76,734	44,392
Expected credit loss	7	3,665,424	2,189,754
Deferred income taxes	30	(991,046)	(40,329)
Provisions and contingent liabilities	25	25,588	2,122
Unrealized (gains) losses on financial instruments		(47,113)	56,662
Interest accrued		234,647	106,059
Share-based compensation		216,826	134,836
Share of loss in associates	18	5,698	2,155
Others		26,440	13,492
		5,145,718	3,703,338

Changes in operating assets and liabilities:
Securities		(2,886,123)	(1,030,858)
Credit card receivables		(8,135,745)	(5,562,220)
Loans to customers		(6,604,236)	(5,072,200)
Other receivables		126,704	456,906
Compulsory and other deposits at central banks		389,278	(1,384,320)
Other assets		(544,856)	(638,178)
Deposits		3,408,733	7,346,845
Payables to network		1,893,895	1,672,174
Deferred income		6,655	32,712
Other liabilities		1,956,153	1,741,209
Interest paid		(185,940)	(29,312)
Income tax paid		(1,788,558)	(1,322,166)
Interest received		5,976,274	3,726,102
Cash flows generated from (used in) operating activities		(1,242,048)	3,640,032

11

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six-month period ended June 30, 2026 and 2025

(In thousands of U.S. Dollars)

	Note	06/30/2026	06/30/2025

Cash flows in investing activities
Acquisition of property, plant and equipment		(16,226)	(4,394)
Acquisition and development of intangible assets		(84,248)	(148,499)
Cash flow generated from (used in) investing activities		(100,474)	(152,893)

Cash flows in financing activities
Proceeds from borrowings and financing	24	524,696	636,307
Payments of borrowings and financing	24	(448,806)	(368,942)
Lease payments		(6,569)	(3,050)
Repurchase of shares	31	(500,393)	—
Exercise of stock options	31	3,981	968
Cash flows generated from (used in) financing activities		(427,091)	265,283
Change in cash and cash equivalents		(1,769,613)	3,752,422

Cash and cash equivalents
Cash and cash equivalents - beginning of the period	11	15,003,643	9,185,742
Foreign exchange rate changes on cash and cash equivalents		317,581	330,853
Cash and cash equivalents - end of the period	11	13,551,611	13,269,017
Increase (decrease) in cash and cash equivalents		(1,769,613)	3,752,422

Non-cash transactions
Shares issued on business acquisition		853	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

12

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

Nu Holdings Ltd.

Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated)

1. OPERATIONS

Nu Holdings Ltd. ("Company" or "Nu Holdings") was incorporated as an exempted Company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company's registered office is Willow House, 4th floor, Cricket Square, Grand Cayman - Cayman Islands. Nu Holdings has no operating activities with customers. The Company and its consolidated subsidiaries are referred to in these unaudited interim condensed consolidated financial statements as the “Group” or "Nu”.

The Company’s shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol “NU”. The Company holds investments in several operating entities and, as of June 30, 2026, its significant operating subsidiaries were:

•	Nu Pagamentos S.A. - Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards, payment transfers through a prepaid account, and participation in other companies as a partner or shareholder. Its main products include a Mastercard international credit card, managed via a smartphone app, and the NuAccount, a 100% digital, maintenance-free prepaid account accessed through a smartphone app, which also includes features of a traditional bank account, such as PIX (electronic transfers), bill payments, and ATM withdrawals.
•	Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary domiciled in Brazil, with personal loans and retail deposits as its main products. It offers customizable loans with transparent terms and conditions managed via a smartphone app, allowing 24/7 issuance, repayment, and prepayments through NuAccount. Additionally, Nu Financeira issues Bank Deposit Receipts (RDB) to NuAccount holders with daily liquidity and a defined maturity date, and provides credit to Nu Pagamentos credit card holders for overdue invoices and revolving credit.
•	Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários ("Nu Investimentos"), is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is a digital investment broker dealer in Brazil.
•	Nubank, S.A., Institución de Banca Múltiple ("Nubank Mexico", formerly Nu México Financiera, S.A. de C.V., S.F.P.), is an indirect subsidiary domiciled in Mexico. Nubank Mexico is engaged in the issuance and administration of credit cards and offers deposits as its main products. Also, Nubank Mexico provides customers in Mexico with the opportunity to obtain loans. Customers also have access to the NuAccount, a 100% digital prepaid account available via a smartphone app, which includes features of a traditional bank account. On July 9, 2026, Nubank Mexico was notified by the Mexican National Banking and Stock Commission (“CNBV”) that it has received the Operations Authorization to commence operations as a multiple bank (note 35). Therefore, the Group aims to expand its credit and financial product offering in Mexico.

13

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

•	Nu Colombia Compañía de Financiamiento S.A ("Nu Colombia") is an indirect subsidiary domiciled in Colombia. Nu Colombia is engaged in the issuance and administration of credit cards and NuAccount, which is a 100% digital prepaid account offered via a smartphone app, which also includes features of a traditional bank account. Nu’s business plan provides for the continued growth of its Brazilian, Mexican, and Colombian operations, both through the expansion of its existing product lines, including credit card, personal loans, investments, and insurance, as well as the introduction of new products. The business plan also contemplates the potential international expansion into new geographies as part of the Group's long-term growth strategy. Accordingly, these unaudited interim condensed consolidated financial statements were prepared based on the assumption of the Group continuing as a going concern.

On January 29, 2026, Nu received conditional approval from the Office of the Comptroller of the Currency (“OCC”) of the United States for the formation of a national bank. The conditional approval is aligned with the Company's strategy to expand its operations and product offerings in the United States. Once the OCC's conditions are satisfied and final approval is granted, the national bank charter will enable Nubank to operate under a comprehensive federal regulatory framework and facilitate the offering of deposit accounts, credit cards, lending products and digital-asset custody services.

The Company’s Board authorized the issuance of these unaudited interim condensed consolidated financial statements on August 13, 2026.

Seasonality

The Company’s business is affected by customer behavior throughout the year and demonstrates seasonality effects. Historically, Nu benefits from higher purchase volume and related revenue in the fourth quarter of the year due to the holiday season. However, Nu’s high historical growth has masked this seasonality in the past, and this may become more pronounced in the future. As a result of seasonality fluctuations caused by these and other factors, comparisons of the results of operations across different periods may not be accurate indicators of future performance. As the Company diversifies its business across product lines, seasonality may be reduced.

1.1. Brazilian Consumption Tax Reform

Complementary Laws No. 214/2025 and No. 227/2026, which regulate Constitutional Amendment No. 132/2023, established the Tax on Goods and Services (“IBS”), the Social Contribution on Goods and Services (“CBS”) and the Selective Tax (“IS”), which will gradually replace the current consumption taxes, including the Social Integration Program contribution (“PIS/Pasep”), the Social Security Financing Contribution (“Cofins”) and the Municipal Services Tax (“ISS”). The legislation provides for a testing period beginning in 2026 and gradual implementation as from 2027.

The new consumption taxation model is organized into three taxation regimes — the General Regime, the Specific Regime and the Differentiated Regime.

Financial services fall under the Specific Regime and will be subject to IBS and CBS commencing January 1, 2027, at an estimated initial rate of 10.85%, expected to increase gradually until reaching 12.50% in 2033. The potential impacts arising from the implementation of the new tax system are currently under assessment.

14

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

2. STATEMENT OF COMPLIANCE

These unaudited interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards – Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (“IASB”). However, selected condensed explanatory notes are included to explain events and transactions that are significant to understanding the changes in the Group's financial position and performance since the issuance of its last annual financial statements.

The Company’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting issued by IASB. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2025 (the "Annual Financial Statements”).

a) Functional currency and foreign currency translation

i) Nu Holdings’ functional and presentation currency

Nu Holdings does not have any direct customers, and its main direct activities are (i) investing in the operating entities in Brazil, Mexico, Colombia, as well as in other countries, (ii) financing, either equity or debt, and (iii) the payment of certain general and administrative expenses. As a result, these are considered its primary and secondary activities, and all of them are substantially based in US Dollars (“US$”), which was selected as the functional and presentation currency of Nu Holdings.

ii) Subsidiaries functional currency

For each subsidiary of the Group, the Company determines the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“functional currency”). Items included in the financial statements of each subsidiary are measured using that functional currency. The functional currency of the Brazilian operating entities is the Brazilian real, the Mexican entities is the Mexican peso, and the Colombian entity is the Colombian peso.

iii) Translation of transactions and balances

Foreign currency transactions and balances are translated in two consecutive stages:

•	Foreign currency transactions are translated to the subsidiaries’ functional currency at the exchange rates at the date of the transactions; and the exchange differences arising on the translation of foreign currency balances to the functional currency are recognized under “Other expenses” or “Other income” in the consolidated statements of income. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Revenues and expenses are translated using a monthly average exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

15

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

•	The financial statements of the subsidiaries held in functional currencies that are not US$ (foreign subsidiaries) are translated into US$, and the exchange differences arising from the translation to US$ of the financial statements denominated in functional currencies other than the US$ are recognized in the consolidated statements of comprehensive income ("OCI") as an item that may be reclassified to profit or loss within “currency translation on foreign entities”.

The main criteria applied to the translation of financial statements of foreign subsidiaries to US$ are as follows:

•	Assets and liabilities are converted into US$ at the exchange rate at the reporting date;
•	Equity is translated into US$ at historical cost;
•	Revenues and expenses are translated using a monthly average exchange rate; and
•	Statements of cash flow items are translated into US$ using the average exchange rate for the reporting period.

b) New or revised accounting pronouncements and relevant matters adopted in 2026

The following new or revised accounting standards issued by IASB were effective for the period covered by these unaudited interim condensed consolidated financial statements and had no significant impact.

•	Classification and measurement of financial instruments (Amendments to IFRS 7 and IFRS 9).
•	Annual Improvements to IFRS Accounting Standards (Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7).

c) Other new or revised accounting pronouncements issued but not yet effective

(i) Presentation and Disclosure in Financial Statements (IFRS 18):

In April 2024, the IASB issued IFRS 18, ‘Presentation and Disclosure in Financial Statements’ in response to investors’ concerns about comparability and transparency of entities’ performance reporting.

IFRS 18 ‘Presentation and Disclosure in Financial Statements’ is effective for accounting periods beginning on or after January 1, 2027 and will replace IAS 1 ‘Presentation of Financial Statements’. There are also consequential amendments to IAS 7 ‘Cash Flows’, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, IAS 33 ‘Earnings per Share’ and IAS 34 ‘Interim Financial Reporting’, also effective for accounting periods beginning on or after January 1, 2027.

The new standard introduces new requirements for the presentation, classification and disclosure of financial statement line items. The key changes include the requirement to classify all income and expense into one of five categories; operating, investing, financing, taxation and discontinued operations, and introduces new mandatory subtotals within the Consolidated Statement of Comprehensive Income, including Operating profit, Profit before financing and income tax and Profit for the period. In addition, details of management-defined performance measures (‘MPMs’) will now be disclosed as well as further detailed disclosure related to operating expense by nature. The new standard also offers enhanced guidance on aggregation and disaggregation of financial information.

Management does not expect the adoption of this standard to have a significant impact, other than additional disclosures, on the Group’s unaudited interim condensed consolidated financial statements.

16

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

(ii) IFRS 20 - Regulatory Assets and Regulatory Liabilities:

IFRS 20 establishes requirements for the recognition, measurement, presentation and disclosure of regulatory assets, regulatory liabilities, regulatory income and regulatory expense. The standard applies to entities subject to a specific type of rate regulation - arrangements under which a regulator controls the rates (prices) an entity charges customers for goods or services, including when those rates include compensation for goods or services supplied in a prior period and/or the timing of the allowed compensation differs from the period of supply. IFRS 20 is effective for annual reporting periods beginning on or after January 1, 2029.

Management does not expect IFRS 20 to have a significant impact on the Group’s unaudited interim financial statements.

3. BASIS OF CONSOLIDATION

These unaudited interim condensed consolidated financial statements include the accounting balances of Nu Holdings and all those subsidiaries over which the Company exercises control, directly or indirectly. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) can use its power to affect its profits.

The Company re-assesses whether it maintains control of an investee if facts and circumstances indicate that there are changes to one or more of the three above mentioned elements of control.

The consolidation of a subsidiary begins when the Company obtains control over it and ceases when the Company loses control over it. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the reporting period are included in the consolidated statements of income from the date the Company gains control until the date the Company ceases to control the subsidiary.

The financial information of the subsidiaries was prepared for the same period as the Company and consistent accounting policies were applied. The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated in the consolidation, except for foreign-currency gains and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income are attributed to the shareholders of the parent and to the non-controlling interests, when applicable.

The subsidiaries below are the most relevant entities included in these unaudited interim condensed consolidated financial statements:

					Interest in total capital
Entity	Control	Main activities	Functional currency	Country	06/30/2026	12/31/2025
Nu Pagamentos S.A. - Instituição de Pagamentos (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%
Nu Financeira S.A. – SCFI (“Nu Financeira”)	Indirect	Loan operations and prepaid account operations	BRL	Brazil	100%	100%
Nu Investimentos S.A. - Corretora de Títulos e Valores Mobiliários ("Nu Investimentos")	Indirect	Investment platform	BRL	Brazil	100%	100%
Nubank, S.A., Institución de Banca Múltiple ("Nubank Mexico", formerly Nu México Financiera, S.A. de C.V., S.F.P.)	Indirect	Multiple purpose bank	MXN	Mexico	100%	100%
Nu Colombia Compañía de Financiamiento S.A. (“Nu Colombia”)	Indirect	Multiple purpose financial company	COP	Colombia	100%	100%

17

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

The interests held by other investors in these entities are presented as non-controlling interests in these unaudited interim condensed consolidated financial statements.

Nu Pagamentos, Nu Financeira, and Nu Investimentos, Brazilian subsidiaries, are regulated by the Central Bank of Brazil (“BACEN”); Nubank Mexico, a Mexican subsidiary, is regulated by the Mexican Central Bank ("BANXICO"), Mexican National Banking and Stock Commission (“CNBV”), Secretariat of Finance and Public Credit (“SHCP”), National Commission for the Protection and Defense of Financial Services Users (“CONDUSEF”) and Institute for the Protection of Bank Savings (“IPAB”); Nu Colombia, a Colombian subsidiary, is regulated by the Financial Superintendence of Colombia ("SFC"); and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the other entities of the Group.

In addition, the Company consolidated investment funds as of June 30, 2026 and December 31, 2025, in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed, or have rights, to variable returns and, have the ability to affect those returns through power over the funds. As of June 30, 2026, the non-controlling interests portion relating to investment fund quotas is disclosed as “Obligations for quotas of investment funds” in the Consolidated Statements of Financial Position.

4. MATERIAL ACCOUNTING POLICIES

The accounting policies adopted by the Group in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted and disclosed in the Annual Financial Statements and therefore should be read in conjunction.

In addition to those accounting policies, in 2026, the Group adopted a new accounting policy related to the hedge of net investments in foreign operations, as described below.

Hedge of net investment in foreign operations: The Group adopted and designates certain derivatives as hedges of net investment in foreign operations, more specifically to hedge its operations in Brazilian reais. Hedges of net investments in foreign operations are accounted for in a similar way to cash flow hedges. The effective portion of gains and losses on the hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized immediately in the statement of income. Gains and losses previously recognized in other comprehensive income are reclassified to the statements of income on the disposal, or partial-disposal, of the foreign operation.

5. SIGNIFICANT ACCOUNTING JUDGMENTS,
ESTIMATES AND ASSUMPTIONS

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. Estimates and assumptions are reviewed on a periodic basis. Revisions to the estimates are recognized prospectively.

The significant assumptions and estimates used in the preparation of these unaudited interim condensed consolidated financial statements were the same as those adopted in the Annual Financial Statements.

18

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

a)	Credit losses on financial instruments for credit card receivables and loans to customers

The Group recognizes the expected credit losses (“ECL”) on credit card receivables and loans to customers that represent management’s best estimate of allowance as of each reporting date.

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the ECL methodology are:

a)	The macroeconomic information used to gauge the determination of the probability weights to be given in the different macroeconomic scenarios and the respective weights;
b)	Definition of default;
c)	Definition of significant increase in credit risk and credit card lifetime; and
d)	Look-back period, used for parameters estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

Sensitivity analysis

On June 30, 2026, the ECL for credit card receivables and loans to customers totaled US$6,642,313, of which US$4,522,481 related to credit card receivables and US$2,119,832 to loans to customers. The ECL is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weighting of the macroeconomic scenarios between upside, base and downside as the carrying amount of the expected credit loss is determined based on the weighted average of these scenarios. Such weightings reflect management's perception about the current and future expectations of the macroeconomic environment in each of the geographies the Group operates. The table below illustrates the ECL based on the weighted average of these three macroeconomic scenarios and the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario.

	Weighted average	Upside	Base case	Downside

Credit card and loan ECL	6,642,313	6,223,554	6,557,298	7,147,013

19

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

6. INCOME AND RELATED EXPENSES

a) Interest income and gains net of losses on financial instruments

	Three-month period ended		Six-month period ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025

Interest income – credit card	1,805,581	1,091,598	3,361,620	2,043,167
Interest income – loan	1,734,365	1,128,020	3,337,330	2,135,259
Interest income – other assets at amortized cost	765,339	498,610	1,414,857	913,455
Interest income – other receivables	88,347	94,175	189,027	164,990
Interest income and gains net of losses - financial instruments at fair value	363,558	296,219	703,408	552,948
Other income at fair value	3,383	20,121	29,644	51,060
Total interest income and gains net of losses on financial instruments	4,760,573	3,128,743	9,035,886	5,860,879

Interest income from credit card, loans, other assets at amortized cost and other receivables presented above was calculated using the effective interest method. Interest income and gains net of losses - financial instruments at fair value comprise interest and the fair value changes on financial instruments carried at fair value.

b) Fee and commission income

	Three-month period ended		Six-month period ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025

Credit and prepaid card income	534,970	392,568	1,021,166	764,952
Late fees	136,801	90,193	261,679	174,807
Insurance commission	10,409	8,493	20,153	16,768
Other fee and commission income	70,455	48,473	142,291	98,753
Total fee and commission income	752,635	539,727	1,445,289	1,055,280

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group.

c) Interest and other financial expenses

	Three-month period ended		Six-month period ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025

Interest expenses on deposits	1,187,521	920,052	2,316,783	1,681,219
Interest expenses on repurchases agreements, borrowings and financing	147,460	52,582	195,802	115,309
Other interest and similar expenses	221,669	57,355	313,249	129,665
Interest and other financial expenses	1,556,650	1,029,989	2,825,834	1,926,193

20

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

d) Transactional expenses

	Three-month period ended		Six-month period ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025

Payments and network costs	44,679	14,174	83,297	31,381
Rewards expenses	47,000	24,092	85,427	43,801
Financial system expenses	3,953	3,433	16,975	4,680
Other transactional expenses	32,184	36,612	58,003	56,937
Total transactional expenses	127,816	78,311	243,702	136,799

Transactional expenses comprise costs and expenses related to data processing for transactions, payment network license fees, chargeback losses relating to credit and prepaid card transactions, and other payment-related costs.

Payments and network costs represent costs associated with bank slip issuance and processing fees, fees paid to Mastercard and other card programs. These include fees for network access, data reporting, development of new functionalities and operational fixed fees.

Rewards expenses represent costs associated with Nu’s customer rewards programs, including expenses incurred upon redemption of reward points.

Financial system expenses include financial infrastructure services related to clearing houses, custody, brokerage, and other related costs.

7. EXPECTED CREDIT LOSS

	Three-month period ended		Six-month period ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Net increase of expected credit loss - Credit card	984,673	671,774	2,045,327	1,312,334
Recovery	(152,514)	(64,085)	(247,990)	(127,290)
Expected credit loss - Credit card receivables	832,159	607,689	1,797,337	1,185,044

Net increase of expected credit loss - Loans to customers (note 14)	788,838	442,597	1,596,722	876,262
Recovery	(156,532)	(38,906)	(217,205)	(76,728)
Expected credit loss - Loans to customers	632,306	403,691	1,379,517	799,534

Expected credit loss - Others	17,748	812	23,374	1,158
Total	1,482,213	1,012,192	3,200,228	1,985,736

21

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

8. OPERATING (EXPENSES) INCOME

	Three-month period ended 06/30/2026						Three-month period ended 06/30/2025
	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total

Infrastructure and data processing costs	(86,349)	(92,236)	-	-	-	(178,585)	(63,092)	(53,693)	-	-	-	(116,785)
Credit analysis and collection costs	(41,422)	(6,742)	-	-	-	(48,164)	(40,286)	(8,420)	-	-	-	(48,706)
Customer services	(30,395)	(765)	-	-	-	(31,160)	(15,031)	(1,443)	-	-	-	(16,474)
Salaries and associated benefits	(27,694)	(141,377)	(6,198)	-	-	(175,269)	(18,813)	(87,615)	(4,869)	-	-	(111,297)
Credit and prepaid card issuance costs	(14,537)	(11,297)	-	-	-	(25,834)	(8,060)	(13,125)	-	-	-	(21,185)
Share-based compensation (note 10)	(2,589)	(127,805)	(4,024)	-	-	(134,418)	(1,922)	(95,459)	(3,292)	-	-	(100,673)
Specialized services expenses	-	(33,627)	-	-	-	(33,627)	-	(29,118)	-	-	-	(29,118)
Other personnel costs	(8,100)	(21,820)	(940)	-	-	(30,860)	(5,736)	(15,764)	(586)	-	-	(22,086)
Depreciation and amortization	(15,142)	(27,228)	-	-	-	(42,370)	(8,468)	(14,602)	-	-	-	(23,070)
Branding and advertising	-	-	(92,267)	-	-	(92,267)	-	-	(58,598)	-	-	(58,598)
Taxes on financial income	-	-	-	(151,511)	-	(151,511)	-	-	-	(106,882)	-	(106,882)
Others (i)	(18)	(136,893)	-	(49,531)	24,954	(161,488)	(26)	(22,014)	(2)	(5,407)	14,732	(12,717)
Total	(226,246)	(599,790)	(103,429)	(201,042)	24,954	(1,105,553)	(161,434)	(341,253)	(67,347)	(112,289)	14,732	(667,591)

22

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

	Six-month period ended 06/30/2026						Six-month period ended 06/30/2025
	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total	Customer support and operations	General and administrative expenses	Marketing expenses	Other expenses	Other income	Total

Infrastructure and data processing costs	(162,622)	(173,467)	-	-	-	(336,089)	(122,233)	(101,858)	-	-	-	(224,091)
Credit analysis and collection costs	(77,872)	(14,567)	-	-	-	(92,439)	(64,397)	(16,590)	-	-	-	(80,987)
Customer services	(58,598)	(1,475)	-	-	-	(60,073)	(41,844)	(3,130)	-	-	-	(44,974)
Salaries and associated benefits	(53,670)	(277,687)	(11,911)	-	-	(343,268)	(35,186)	(170,654)	(9,445)	-	-	(215,285)
Credit and prepaid card issuance costs	(29,975)	(27,416)	-	-	-	(57,391)	(18,883)	(26,057)	-	-	-	(44,940)
Share-based compensation (note 10)	(4,701)	(204,912)	(7,213)	-	-	(216,826)	(3,243)	(165,888)	(5,637)	-	-	(174,768)
Specialized services expenses	-	(46,657)	-	-	-	(46,657)	-	(47,984)	-	-	-	(47,984)
Other personnel costs	(15,758)	(39,238)	(1,724)	-	-	(56,720)	(10,891)	(29,395)	(1,129)	-	-	(41,415)
Depreciation and amortization	(27,886)	(48,848)	-	-	-	(76,734)	(16,184)	(28,208)	-	-	-	(44,392)
Branding and advertising	-	-	(145,474)	-	-	(145,474)	-	-	(95,231)	-	-	(95,231)
Taxes on financial income	-	-	-	(288,042)	-	(288,042)	-	-	-	(201,607)	-	(201,607)
Others (i)	(38)	(257,563)	-	(82,776)	44,996	(295,381)	(48)	(41,312)	(2)	(18,677)	84,872	24,833
Total	(431,120)	(1,091,830)	(166,322)	(370,818)	44,996	(2,015,094)	(312,909)	(631,076)	(111,444)	(220,284)	84,872	(1,190,841)

(i) Includes tax expenses arising from intercompany invoices.

23

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

9. EARNINGS PER SHARE

	Three-month period ended		Six-month period ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025

Earnings attributable to shareholders of the parent company	1,060,199	636,838	1,932,255	1,194,041
Weighted average outstanding ordinary shares - basic EPS (in thousands of shares)	4,857,131	4,825,586	4,856,663	4,821,579
Adjustment for the diluted earnings per share:
Share based payment	44,667	69,500	49,133	70,492
Business acquisition	3,039	4,682	3,045	5,778
Weighted average outstanding ordinary shares - diluted EPS (in thousands of shares)	4,904,837	4,899,768	4,908,841	4,897,849
Earnings per share – basic (US$)	0.2183	0.1320	0.3979	0.2476
Earnings per share – diluted (US$)	0.2162	0.1300	0.3936	0.2439
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	14,675	831	26,050	14,280

The Company has instruments that will become common shares upon exercise, acquisition, conversion (Stock Options – “SOPs” and Restricted Stock Units – “RSUs” described in note 10), or satisfaction of specific business combination conditions. The effects of the potentially dilutive instruments were calculated using the treasury stock method and are included in the total weighted average of ordinary outstanding shares for diluted earnings per share (“EPS”) if the effects are considered dilutive. The antidilutive instruments not considered in the weighted number of shares correspond to the total number of shares that could be converted into ordinary shares that would be issued on conversion of those instruments. Instruments are considered antidilutive if the average market value of ordinary shares during the period is less than the average value of the assumed proceeds (fair value of services that will be recognized as a cost in future periods plus exercise price multiplied by the number of options and shares to be issued on exercise of the options).

Treasury shares acquired under the share repurchase program are excluded from the weighted average number of shares used in the calculation of earnings per share.

10. SHARE-BASED PAYMENTS

Share-settled awards

The Group’s employee incentives include share settled awards in the form of stock, offering them the opportunity to purchase ordinary shares by exercising options (“SOPs”), receiving ordinary shares (“RSUs”) upon vesting, and receiving shares upon the achievement of market conditions and passage of time ("Awards").

The cost of the employee services received with respect to those share-based compensation payments is recognized in the statements of income over the period that the employee provides services and according to the vesting conditions. The Group also issued Awards in 2020 that grant shares upon the achievement of market conditions related to the valuation of the Company. RSUs incentive was implemented in 2020 and continues to be the main incentive since then.

24

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

The terms and conditions of the RSUs plans require the Group to withhold shares from the settlement to its employees to settle the employee’s tax obligation. Accordingly, the Group settles the transaction on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee’s tax obligation and issues the remaining shares to the employee on the vesting date. The employee’s tax obligation associated with the RSUs is calculated substantially based on the expected employee's personal tax rate and the fair value of the shares on the vesting date. In addition, for the countries where the Group is required to pay taxes and social security taxes over vested RSUs, the Group recognizes expenses related to corporate and social security taxes on the applicable awards, calculated mainly by applying the tax rates to the fair value of the ordinary shares at the reporting dates, and presents them as "Share-based compensation" between "Customer support and operations", "General and administrative expenses" and "Marketing expenses" in the consolidated statements of income.

In 2026, the Group granted a new stock option plan to specific members of the management team. The terms and conditions are similar to those disclosed on the Annual Financial Statements, except for: (i) the vesting schedule under the new SOP plan is quarterly, (ii) the exercise price was set at US$12.30, and (iii) the new plan follows an different vesting pattern, whereby a larger portion of the expense is recognized in the earlier years of the vesting period of 5 years, with progressively less recognized in the final years.

There were no changes to the terms and conditions of the SOPs and RSUs after the grant date. The changes in the number of SOPs and RSUs are as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date.

SOPs	06/30/2026	WAEP (US$)	06/30/2025	WAEP (US$)

Outstanding on January 1	21,819,196	1.80	35,937,918	1.58
Granted during the period	3,148,205	12.30	—	—
Exercised during the period	(5,762,581)	1.18	(2,103,726)	1.06
Forfeited during the period	—	—	(7,942)	—
Outstanding on June 30	19,204,820	3.74	33,826,250	1.65
Exercisable on June 30	16,056,615	2.06	33,818,516	1.65

RSUs	06/30/2026	WAGDFV (US$)	06/30/2025	WAGDFV (US$)

Outstanding on January 1	53,088,414	10.54	59,915,454	7.92
Granted during the period	32,555,776	14.79	22,148,294	10.87
Vested during the period	(13,934,245)	9.66	(16,525,589)	7.28
Forfeited during the period	(3,873,714)	12.12	(6,369,680)	—
Outstanding on June 30	67,836,231	12.67	59,168,479	9.06

The following tables present the total amount of share-based compensation expense for the three and six-month periods ended June 30, 2026 and 2025 and the provision for taxes as of June 30, 2026 and December 31, 2025.

25

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

	Three-month period ended		Six-month period ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025

SOP and RSU expenses and associated corporate and social security taxes expenses	126,932	114,818	201,401	187,806
RSUs and SOPs grant - business combination	426	804	853	1,996
Awards expenses and related taxes	—	—	—	1,312
Fair value adjustment - hedge of corporate and social security taxes (note 20)	7,060	(14,949)	14,572	(16,346)
Total share-based compensation expenses (note 8)	134,418	100,673	216,826	174,768
	—
Equity share-based compensation, net of shares withheld for employee taxes	93,859	20,579	151,277	76,293

	06/30/2026	12/31/2025

Liability provision for taxes presented as salaries, allowances and social security contributions	86,525	109,855

11. CASH AND CASH EQUIVALENTS

	06/30/2026	12/31/2025

Deposits at central banks	7,741,899	8,640,241
Reverse repurchase agreements	3,096,370	3,611,526
Bank balances	2,101,734	2,098,976
Short-term investments	611,608	652,900
Total	13,551,611	15,003,643

Cash and cash equivalents are held to meet short-term cash needs and include deposits with banks and other short-term highly liquid investments with original maturities of three months or less and with an immaterial risk of change in value.

Deposits at central banks are deposits made by the Brazilian, Colombian and Mexican subsidiaries at the local central banks. In Brazil, the average rate of remuneration was 100.0% of the Brazilian CDI rate (Interbank Reference Rate - Certificado de Depósito Interbancário) as of June 30, 2026 and December 31, 2025, with daily maturity. In Colombia and Mexico, deposits held at the local central bank are not remunerated.

Reverse repurchase agreements are mainly in Mexican and Colombian pesos, using government bonds as collateral. The agreements are executed overnight with an average fixed rate of 6.8% per year as of June 30, 2026 (8.3% per year as of December 31, 2025) for Mexico, and an average fixed rate of 10.4% per year as of June 30, 2026 (9.3% per year as of December 31, 2025) for Colombia.

Short-term investments are mainly in U.S. dollars and remunerated by a fixed-rate index averaging 3.6% per year as of June 30, 2026 and December 31, 2025.

26

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

12. SECURITIES

a) Financial instruments at fair value through profit and loss ("FVTPL")

	06/30/2026					12/31/2025
			Maturities
Financial instruments at FVTPL	Gross book value (i)	Fair value	No maturity	Up to 12 months	Over 12 months	Fair value

Government bonds (ii)
Latin America	210,342	210,385	-	18,318	192,067	175,302
Total government bonds	210,342	210,385	-	18,318	192,067	175,302

Corporate bonds and other instruments
Bill of credit	3	3	-	2	1	3
Certificate of bank deposits	2,227	2,238	-	1,482	756	5,241
Real estate and agribusiness letter of credit	556	563	-	440	123	606
Corporate bonds	3,736	3,731	-	-	3,731	3,249
Equity instruments (iii)	21,225	25,983	25,983	-	-	27,120
Investment funds	301,928	301,928	301,928	-	-	29,517
Notes	800,021	813,184	-	813,184	-	818,885
Total corporate bonds and other instruments	1,129,696	1,147,630	327,911	815,108	4,611	884,621
Total financial instruments at FVTPL	1,340,038	1,358,015	327,911	833,426	196,678	1,059,923

(i)	The Gross book value represents the gross carrying amount of the financial instruments and is defined as the sum of the principal amount and accrued interest as of the reporting date, before any deductions for impairment, provisions, or other adjustments.

(ii)	Includes US$628 as of June 30, 2026 (US$557 on December 31, 2025) held by the subsidiaries for regulatory purposes, as required by the Central Bank of Brazil. The Group has opted to maintain only compulsory reserves at the Central Bank of Brazil (see note 15) to meet these regulatory requirements. Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 29.

(iii)	Refers mainly to an investment in Jupiter, a neobank for consumers in India, an investment in Din Global ("dBank"), a Pakistani fintech company, and in Tempo Labs Inc, a North American fintech. As of June 30, 2026, the total fair value of these investments corresponded to US$25,983 (US$26,700 on December 31, 2025), classified as Level 3 in the fair value hierarchy, as described in note 29.
	06/30/2026		12/31/2025
	Amounts in		Amounts in
Financial instruments at FVTPL	Original currency	US$	Original currency	US$

Currency:
U.S. Dollars	825,684	825,684	831,386	831,386
Brazilian Reais	2,678,140	518,848	1,177,913	214,337
Others (i)	1,276,342	13,483	1,260,835	14,200
Total		1,358,015		1,059,923

(i) Refers mainly to an investment in Jupiter, a neobank for consumers in India.

27

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

b) Financial instruments at fair value through other comprehensive income ("FVTOCI")

	06/30/2026					12/31/2025
			Maturities
Financial instruments at FVTOCI	Gross book value (i)	Fair value	No maturity	Up to 12 months	Over 12 months	Fair value

Government bonds (ii)
Latin America	13,411,859	13,461,754	-	1,325,078	12,136,676	11,525,845
Total government bonds	13,411,859	13,461,754	-	1,325,078	12,136,676	11,525,845

Corporate bonds and other instruments
Certificate of bank deposits	286,924	286,826	-	60,173	226,653	211,471
Corporate bonds	130,278	104,194	-	51,739	52,455	183,143
Investment funds	43,347	44,667	44,667	-	-	41,600
Time deposits	145,978	145,954	-	145,954	-	187,683
Real estate and agribusiness certificate of receivables	3,443	3,449	-	-	3,449	7,334
Total corporate bonds and other instruments	609,970	585,090	44,667	257,866	282,557	631,231
Total financial instruments at FVTOCI	14,021,829	14,046,844	44,667	1,582,944	12,419,233	12,157,076
(i)	The gross book value represents the gross carrying amount of the financial instruments and is defined as the sum of the principal amount and accrued interest as of the reporting date, before any deductions for impairment, provisions, or other adjustments.

(ii)	Includes US$96,867 as of June 30, 2026 (US$0 on December 31, 2025) held by the subsidiaries for regulatory purposes, as required by the Central Bank of Brazil. The Group has opted to maintain only compulsory reserves at the Central Bank of Brazil (see note 15) to meet these regulatory requirements. It also includes government and time deposits securities margins pledged by the Group for transactions on the stock exchange in the amount of US$378,190 as of June 30, 2026 (US$297,274 on December 31, 2025). Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 29.
	06/30/2026		12/31/2025
	Amounts in		Amounts in
Financial instruments at FVTOCI	Original currency	US$	Original currency	US$

Currency:
Brazilian Reais	61,793,687	11,971,577	58,240,612	10,597,682
Colombian Pesos	3,756,260,294	1,095,286	4,338,625,279	1,149,390
Mexican Pesos	14,585,217	834,027	4,003,565	222,321
U.S. Dollars	145,954	145,954	187,683	187,683
Total		14,046,844		12,157,076

The Group has corporate bonds classified as FVTOCI, for which it has recorded a reversal of ECL movement for the six-month period ended June 30, 2026 in the amount of US$827 (a constitution of ECL movement of US$634 for the six-month period ended June 30, 2025).

The following table shows reconciliations from the opening to the closing balance of the expected credit loss by the stages during the six-month period ended on June 30, 2026. There was no transfer between stages during the six-month period ended on June 30, 2025, and all the exposure was classified as Stage 1.

28

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

	06/30/2026
	Stage 1	Stage 2	Stage 3	Total

Loss allowance of financial assets at FVTOCI at beginning of period	1,324	-	24,452	25,776
Net increase (decrease) of loss allowance	(270)	-	(557)	(827)
Effect of changes in exchange rates (OCI)	112	-	2,736	2,848
Loss allowance of financial assets at FVTOCI at end of the period	1,166	-	26,631	27,797

c) Financial instruments at amortized cost

	06/30/2026			12/31/2025
		Maturities
Financial instruments at amortized cost	Carrying amount	Up to 12 months	Over 12 months	Carrying amount

Government bonds (i)
Latin America (ii)	1,767,689	1,652,023	115,666	1,089,695
Europe	913,459	824,825	88,634	1,053,194
Asia-Pacific	1,095,357	592,411	502,946	958,248
Others	-	-	-
Total government bonds	3,776,505	3,069,259	707,246	3,101,137

Corporate bonds and other instruments
Corporate bonds	-	-	-	40,367
Total corporate bonds and other instruments	-	-	-	40,367
Total financial instruments at amortized cost	3,776,505	3,069,259	707,246	3,141,504
(i)	As of June 30, 2026, includes US$267,011 (US$899,809 on December 31, 2025) held by the subsidiaries as guarantee pledged to the margin loan (note 24).
(ii)	Carrying amount of the Latin America government bonds comprises the amortized cost (principal plus accrued interest) adjusted for fair value hedge basis adjustments related to hedged interest rate risk. See note 20.
	06/30/2026		12/31/2025
	Amounts in		Amounts in
Financial instruments at amortized cost	Original currency	US$	Original currency	US$

Currency:
Brazilian Reais	9,188,278	1,780,088	11,275,922	2,051,809
Mexican Pesos	21,504,719	1,229,705	11,830,793	656,974
Colombian Pesos	1,845,001,716	537,983	1,633,400,166	432,721
Others (i)	10,684,424	228,729	-	-
Total		3,776,505		3,141,504
(i)	Refers to an investment in government bonds in Turkish Lira.

29

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

The Group has government bonds classified as amortized cost, for which it has recorded a reversal of ECL movement for the six-month period ended June 30, 2026, in the amount of US$81 (constitution of US$775 for the six-month period ended June 30, 2025) and the exposure was classified as Stage 1. There was no transfer between stages during the six-month period ended on June 30, 2026 and 2025.

13. CREDIT CARD RECEIVABLES

	06/30/2026	12/31/2025

Credit card receivables	25,961,122	21,751,226

Credit card expected credit loss
Presented as deduction of receivables	(4,466,716)	(3,483,322)
Presented as "Other liabilities" (note 27)	(55,765)	(44,679)
Total credit card expected credit loss	(4,522,481)	(3,528,001)
Receivables, net	21,438,641	18,223,225
Total receivables presented as assets	21,494,406	18,267,904

a) Breakdown by maturity

	06/30/2026		12/31/2025
	Amount	%	Amount	%

Receivables due in:
Up to 30 days	9,840,991	37.9%	8,553,402	39.3%
30 to 60 days	4,282,603	16.5%	3,643,369	16.8%
60 to 90 days	2,590,951	10.0%	2,179,330	10.0%
Over 90 days	6,014,530	23.1%	5,000,481	22.9%
Total receivables not overdue	22,729,075	87.5%	19,376,582	89.0%

Receivables overdue by:
Up to 30 days	898,518	3.5%	584,397	2.7%
30 to 60 days	375,252	1.4%	252,171	1.2%
60 to 90 days	327,371	1.3%	214,144	1.0%
Over 90 days	1,630,906	6.3%	1,323,932	6.1%
Total receivables overdue	3,232,047	12.5%	2,374,644	11.0%
Total	25,961,122	100.0%	21,751,226	100.0%

Receivables not yet due consist mainly of current receivables and future bill installments ("parcelado") and receivables overdue consist mainly of late balances.

30

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

b) Expected credit loss - by stages

As of June 30, 2026, the credit card ECL totaled US$4,522,481 (US$3,528,001 as of December 31, 2025). The provision is estimated using consistently applied modeling techniques, and is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the expected credit loss represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator; it is monitored across multiple committees to support the decision-making process and is discussed in the Group's credit forums.

The explanation of each stage is set out in the Company’s accounting policies, as disclosed in the Annual Financial Statements.

	06/30/2026					12/31/2025
	Gross exposures	%	Expected credit loss	%	Coverage ratio (%)	Gross exposures	%	Expected credit loss	%	Coverage ratio (%)

Stage 1	20,518,960	79.0%	1,220,550	26.9%	5.9%	17,593,016	80.8%	966,831	27.4%	5.5%

Stage 2	3,085,629	11.9%	1,278,754	28.3%	41.4%	2,179,810	10.1%	856,689	24.3%	39.3%
Absolute Trigger (Days late)	729,904	23.7%	459,204	35.9%	62.9%	528,694	24.3%	327,470	38.2%	61.9%
Relative Trigger (PD deterioration)	2,355,725	76.3%	819,550	64.1%	34.8%	1,651,116	75.7%	529,219	61.8%	32.1%

Stage 3	2,356,533	9.1%	2,023,177	44.8%	85.9%	1,978,400	9.1%	1,704,481	48.3%	86.2%
Total	25,961,122	100.0%	4,522,481	100.0%	17.4%	21,751,226	100.0%	3,528,001	100.0%	16.2%

31

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

c) Expected credit loss - by credit quality vs. stages

	06/30/2026					12/31/2025
	Gross exposures	%	Expected credit loss	%	Coverage ratio (%)	Gross exposures	%	Expected credit loss	%	Coverage ratio (%)

Strong (PD < 5%)	11,331,286	43.6%	232,735	5.1%	2.1%	10,012,573	46.0%	204,331	5.8%	2.0%
Stage 1	11,331,223	99.9%	232,733	100.0%	2.1%	10,012,568	100.0%	204,331	100.0%	2.0%
Stage 2	63	0.1%	2	—%	3.2%	5	—%	—	—%	—%

Satisfactory (5% <= PD <= 20%)	8,046,488	31.0%	721,140	15.9%	9.0%	6,766,135	31.1%	574,635	16.3%	8.8%
Stage 1	7,768,638	96.5%	695,094	96.3%	8.9%	6,517,743	96.3%	553,357	96.2%	8.5%
Stage 2	277,850	3.5%	26,046	3.7%	9.4%	248,392	3.7%	21,278	3.8%	8.6%

Higher Risk (PD > 20%)	6,583,348	25.4%	3,568,606	79.0%	54.2%	4,972,518	22.9%	2,749,035	77.9%	55.3%
Stage 1	1,419,099	21.6%	292,723	8.2%	20.7%	1,062,705	21.4%	209,143	7.7%	19.7%
Stage 2	2,807,716	42.6%	1,252,706	35.1%	44.6%	1,931,413	38.8%	835,411	30.4%	43.3%
Stage 3	2,356,533	35.8%	2,023,177	56.7%	85.9%	1,978,400	39.8%	1,704,481	62.0%	86.2%
Total	25,961,122	100.0%	4,522,481	100.0%	17.4%	21,751,226	100.0%	3,528,001	100.0%	16.2%

32

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

d) Expected credit loss - changes

The following tables show the reconciliations from the opening to the closing balance of the expected credit loss by stages of the financial instruments.

	06/30/2026				06/30/2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Expected credit loss at beginning of period	966,831	856,689	1,704,481	3,528,001	670,984	445,996	1,272,546	2,389,526
Transfers from Stage 1 to Stage 2	(121,173)	121,173	-	-	(107,008)	107,008	-	-
Transfers from Stage 2 to Stage 1	180,980	(180,980)	-	-	112,168	(112,168)	-	-
Transfers to Stage 3	(63,371)	(490,304)	553,675	-	(70,445)	(302,067)	372,512	-
Transfers from Stage 3	95,828	23,833	(119,661)	-	53,277	13,160	(66,437)	-
Write-offs	-	-	(1,268,811)	(1,268,811)	-	-	(907,422)	(907,422)
Net increase of loss allowance (note 7)	104,701	895,507	1,045,119	2,045,327	86,635	490,331	735,368	1,312,334
New originations (a)	64,045	11,209	1,711	76,965	53,861	6,152	1,584	61,597
Changes in exposure of preexisting accounts (b)	472,153	10,888	(57,989)	425,052	367,309	5,344	(3,423)	369,229
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(409,056)	878,122	1,122,337	1,591,403	(269,593)	417,081	730,993	878,480
Changes to models used in calculation (c)	(22,441)	(4,712)	(20,940)	(48,093)	(64,942)	61,754	6,214	3,026
Effect of changes in exchange rates (OCI)	56,754	52,836	108,374	217,964	90,381	70,264	178,738	339,383
Expected credit loss at end of the period	1,220,550	1,278,754	2,023,177	4,522,481	835,992	712,524	1,585,305	3,133,821

The "Net increase of loss allowance" is distributed considering the stages at the end of the period, except in (c), which is calculated considering the stages at the beginning of the year.

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

33

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

(b) Reflects the movements in exposure (both drawdown and undrawn limits) of accounts that existed in the beginning of the period. ECL effects were calculated as if risk parameters of the exposures at the beginning of the period were applied.

(c) Changes to models that occurred during the period include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, the changes in the Company's underwriting policies and in the collections strategies.

The following tables present changes in the gross carrying amount of the credit card portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as presented above. “Net change of gross carrying amount” includes drawdown, payments, and interest accruals.

	06/30/2026				06/30/2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of period	17,593,016	2,179,810	1,978,400	21,751,226	11,849,086	1,377,896	1,392,330	14,619,312
Transfers from Stage 1 to Stage 2	(1,345,710)	1,345,710	-	-	(1,132,846)	1,132,846	-	-
Transfers from Stage 2 to Stage 1	602,138	(602,138)	-	-	662,215	(662,215)	-	-
Transfers to Stage 3	(572,021)	(905,946)	1,477,967	-	(421,524)	(539,179)	960,703	-
Transfers from Stage 3	121,904	29,781	(151,685)	-	62,293	15,182	(77,475)	-
Write-offs	-	-	(1,268,811)	(1,268,811)	-	-	(907,422)	(907,422)
Net change of gross carrying amount	2,993,047	898,869	193,807	4,085,723	1,914,742	386,326	168,869	2,469,937
Effect of changes in exchange rates (OCI)	1,126,586	139,543	126,855	1,392,984	1,640,751	205,414	196,685	2,042,850
Gross carrying amount at end of the period	20,518,960	3,085,629	2,356,533	25,961,122	14,574,717	1,916,270	1,733,690	18,224,677

34

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

14. LOANS TO CUSTOMERS

	06/30/2026	12/31/2025

Loans to individuals	12,462,974	10,149,892
Loans to companies	974,280	765,561
Total loans (i)	13,437,254	10,915,453

Loan expected credit loss	(2,119,832)	(1,493,995)
Total	11,317,422	9,421,458

(i) As of June 30, 2026, the total gross amount of secured loans was US$3,138,145 (US$2,734,565 as of December 31, 2025).

a) Breakdown by maturity

The following table shows loans to customers by maturity on June 30, 2026, and December 31, 2025, considering each installment individually.

	06/30/2026		12/31/2025
	Amount	%	Amount	%

Loans to customers due in:
Up to 30 days	1,475,319	11.0%	1,194,270	10.9%
30 to 60 days	1,253,136	9.3%	1,005,890	9.2%
60 to 90 days	1,164,389	8.7%	1,066,604	9.8%
90 to 360 days	5,267,280	39.2%	4,154,984	38.1%
Over 360	3,610,896	26.9%	3,019,996	27.7%
Total loans to customers not overdue	12,771,020	95.1%	10,441,744	95.7%

Loans to customers overdue by:
Up to 30 days	207,483	1.5%	156,542	1.4%
30 to 60 days	115,196	0.9%	77,632	0.7%
60 to 90 days	97,447	0.7%	63,641	0.6%
Over 90 days	246,108	1.8%	175,894	1.6%
Total loans to customers overdue	666,234	4.9%	473,709	4.3%
Total	13,437,254	100.0%	10,915,453	100.0%

35

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

b) Expected credit loss - by stages

As of June 30, 2026, the loans to customers ECL totaled US$2,119,832 (US$1,493,995 as of December 31, 2025). The provision is estimated using consistently applied modeling techniques, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the expected credit loss represents in comparison to the Group’s gross receivables (the coverage ratio) is also monitored to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator; it is monitored across multiple committees to support the decision-making process and is discussed in the Group's credit forums.

The explanation of each stage is set out in the Company's accounting policies, as disclosed in the Annual Financial Statements.

	06/30/2026					12/31/2025
	Gross exposures	%	Expected credit loss	%	Coverage ratio (%)	Gross exposures	%	Expected credit loss	%	Coverage ratio (%)

Stage 1	10,368,991	77.2%	587,914	27.7%	5.7%	8,708,434	79.8%	467,616	31.3%	5.4%

Stage 2	1,950,778	14.5%	791,982	37.4%	40.6%	1,527,444	14.0%	569,485	38.1%	37.3%
Absolute Trigger (Days late)	428,995	22.0%	350,322	44.2%	81.7%	307,423	20.1%	247,143	43.4%	80.4%
Relative Trigger (PD deterioration)	1,521,783	78.0%	441,660	55.8%	29.0%	1,220,021	79.9%	322,342	56.6%	26.4%

Stage 3	1,117,485	8.3%	739,936	34.9%	66.2%	679,575	6.2%	456,894	30.6%	67.2%
Total	13,437,254	100.0%	2,119,832	100.0%	15.8%	10,915,453	100.0%	1,493,995	100.0%	13.7%

36

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

c) Expected credit loss - by credit quality vs stages

	06/30/2026					12/31/2025
	Gross exposures	%	Expected credit loss	%	Coverage ratio (%)	Gross exposures	%	Expected credit loss	%	Coverage ratio (%)

Strong (PD < 5%)	4,123,692	30.7%	51,534	2.4%	1.2%	3,401,763	31.2%	41,731	2.8%	1.2%
Stage 1	4,079,705	98.9%	51,320	99.6%	1.3%	3,357,159	98.7%	41,546	99.6%	1.2%
Stage 2	43,987	1.1%	214	0.4%	0.5%	44,604	1.3%	185	0.4%	0.4%

Satisfactory (5% <= PD <= 20%)	4,484,454	33.4%	254,005	12.0%	5.7%	3,756,036	34.4%	206,811	13.8%	5.5%
Stage 1	4,351,445	97.0%	248,840	98.0%	5.7%	3,683,259	98.1%	203,933	98.6%	5.5%
Stage 2	133,009	3.0%	5,165	2.0%	3.9%	72,777	1.9%	2,878	1.4%	4.0%

Higher Risk (PD > 20%)	4,829,108	35.9%	1,814,293	85.6%	37.6%	3,757,654	34.4%	1,245,453	83.4%	33.1%
Stage 1	1,937,841	40.2%	287,754	15.8%	14.8%	1,668,016	44.4%	222,137	17.8%	13.3%
Stage 2	1,773,782	36.7%	786,603	43.4%	44.3%	1,410,063	37.5%	566,422	45.5%	40.2%
Stage 3	1,117,485	23.1%	739,936	40.8%	66.2%	679,575	18.1%	456,894	36.7%	67.2%
Total	13,437,254	100.0%	2,119,832	100.0%	15.8%	10,915,453	100.0%	1,493,995	100.0%	13.7%

37

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

d) Expected credit loss - changes

The following tables show reconciliations from the opening to the closing balance of the expected credit loss by the stages of the financial instruments.

	06/30/2026				06/30/2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Expected credit loss at beginning of period	467,616	569,485	456,894	1,493,995	239,306	325,020	230,244	794,570
Transfers from Stage 1 to Stage 2	(62,070)	62,070	-	-	(35,116)	35,116	-	-
Transfers from Stage 2 to Stage 1	86,860	(86,860)	-	-	68,217	(68,217)	-	-
Transfers to Stage 3	(52,528)	(418,876)	471,404	-	(49,532)	(229,488)	279,020	-
Transfers from Stage 3	29,333	30,246	(59,579)	-	19,986	20,177	(40,163)	-
Write-offs	-	-	(1,061,640)	(1,061,640)	-	-	(606,999)	(606,999)
Net increase of loss allowance (note 7)	90,552	600,868	905,302	1,596,722	47,228	355,326	473,708	876,262
New originations (a)	685,462	119,916	14,895	820,273	551,062	74,023	8,033	633,118
Other movements, primarily net drawdowns/repayments and net remeasurement from movements between stages and between risk bands within each stage	(594,910)	480,952	890,407	776,449	(534,585)	276,736	499,515	241,666
Changes to models used in calculation (b)	-	-	-	-	30,751	4,567	(33,840)	1,478
Effect of changes in exchange rates (OCI)	28,151	35,049	27,555	90,755	34,898	50,010	36,852	121,760
Expected credit loss at end of the period	587,914	791,982	739,936	2,119,832	324,987	487,944	372,662	1,185,593

The "Net increase of loss allowance" is distributed considering the stages at the end of the period, except in (b), which is calculated considering the stages at the beginning of the period.

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Changes to models that occurred during the period include, primarily, the calibration of ECL parameters to reflect more recent risk and recovery data, the changes in the Company's underwriting policies and in the collections strategies.

38

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

The following tables present changes in the gross carrying amount of the loan portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes drawdowns, payments, and interest accruals.

	06/30/2026				06/30/2025
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of the period	8,708,434	1,527,444	679,575	10,915,453	4,728,358	1,054,416	333,681	6,116,455
Transfers from Stage 1 to Stage 2	(759,119)	759,119	-	-	(463,534)	463,534	-	-
Transfers from Stage 2 to Stage 1	545,993	(545,993)	-	-	455,094	(455,094)	-	-
Transfers to Stage 3	(433,691)	(672,609)	1,106,300	-	(287,501)	(389,603)	677,104	-
Transfers from Stage 3	37,810	39,035	(76,845)	-	24,203	31,209	(55,412)	-
Write-offs	-	-	(1,061,640)	(1,061,640)	-	-	(606,999)	(606,999)
Net increase of gross carrying amount	1,713,809	745,798	427,246	2,886,853	1,919,633	522,518	152,234	2,594,385
Effect of changes in exchange rates (OCI)	555,755	97,984	42,849	696,588	742,382	154,207	55,415	952,004
Gross carrying amount at end of the period	10,368,991	1,950,778	1,117,485	13,437,254	7,118,635	1,381,187	556,023	9,055,845

39

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

15. COMPULSORY AND OTHER DEPOSITS AT CENTRAL BANKS

	06/30/2026	12/31/2025

Compulsory deposits (i)	6,356,035	5,687,184
Reserve at central bank - Instant payments (ii)	2,793,093	3,850,604
Total	9,149,128	9,537,788
(i)	Compulsory deposits are required by central banks based on the amount of RDB and CDB held by Nu Financeira and deposits from customers held by Nu Colombia. These resources are remunerated in Brazil by the Brazilian SELIC rate (special settlement and custody system of the BACEN) and for Colombia the compulsory deposits are not remunerated.
(ii)	Reserve at central bank - Instant payments relates to cash maintained in the instant payments account, which is required by BACEN to support instant payment operations, including additional funds as a safety margin. These resources are remunerated at the Brazilian SELIC rate. It also includes amount related to the guarantee margin for electronic money deposit.

16. OTHER RECEIVABLES

	06/30/2026	12/31/2025

Other receivables	876,237	1,002,629
Other receivables - ECL	(26,340)	(1,946)
Total	849,897	1,000,683

Other receivables are primarily related to credit card receivables acquired from merchant acquirers which are due from credit card issuers (mainly banks and other financial institutions), and measured initially at fair value. Additionally, other receivables are used as underlying collateral in repurchase agreement transactions, as mentioned in note 21. The balance also includes receivables related to the agreement with Mastercard, including incentive mechanisms linked to prepaid and credit card transaction volume performance and other performance obligations.

As of December 31, 2025, the total amount of the Group’s exposure was classified as Stage 1 Strong (PD < 5%). As of June 30, 2026, additional other receivables were recognized and classified predominantly in Stage 3 (PD = 100%) at initial recognition, representing 1.5% of the total receivables, while the remaining balance of the portfolio continued to be classified as Stage 1 Strong (PD < 5%). No transfers between stages occurred during six-month period ended June 30, 2026 and 2025.

All receivables are classified in stages. The explanation of each stage is set out in the Company's accounting policies, as disclosed in the Annual Financial Statements.

40

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

17. OTHER ASSETS

	06/30/2026	12/31/2025

Taxes recoverable (i)	940,847	748,785
Deferred expenses (ii)	365,227	329,136
Advances to suppliers and employees	134,288	112,634
Prepaid expenses (iii)	174,095	92,738
Judicial deposits	8,875	6,614
Other assets (iv)	332,409	113,963
Total	1,955,741	1,403,870
(i)	Taxes recoverable refer to tax overpayments and contributions as well as tax credits on costs and expenses eligible for future offsets or refunds.
(ii)	Deferred expenses refer to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s estimated useful life methodology, adjusted for any cancellations.
(iii)	Prepaid expenses refer to invoices related to the cloud savings plan, in accordance with the supplier contract.
(iv)	Other assets include US$185,488 of advances to the Brazilian Credit Guarantee Fund (“FGC”) as of June 30, 2026 (US$0 as of December 31, 2025). The advance was made pursuant to an emergency recapitalization plan approved by the FGC's Board in February 2026, which requires member institutions to advance contributions over a multi-year period.

18. INVESTMENTS IN ASSOCIATES

Tyme	06/30/2026	12/31/2025

Equity interest	18.0%	18.0%
Investment	93,004	98,702
Current assets	49,873	101,962
Non-current assets	531,814	325,856
Current liabilities	13,752	13,536

Tyme Group Pte. Ltd. (“Tyme”) is the holding company which has investments in Tyme Bank Holdings (South Africa operation) and Tyme Investments (Southeast Asia operation) (collectively referred to as “Tyme Group”). Nu has no voting rights, but all Series D preferred shares acquired by the Group may be converted into shares with voting rights at any time at Nu's election.

	Three-month period ended		Six-month period ended
Tyme	06/30/2026	06/30/2025	06/30/2026	06/30/2025

Share of loss in associates	(4,663)	(1,025)	(5,698)	(2,155)
Associates loss for the period	(25,903)	(7,127)	(31,654)	(11,973)

41

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

The total investment in Tyme Group was US$153,026, as of both June 30, 2026 and December 31, 2025, of which US$102,391 related to investments in associates. The remainder related to derivatives, including call options and warrants recorded at fair value, which enable Nu to acquire additional equity interest in the future. The derivatives are presented in note 20. During the six-month period ended June 30, 2026 Nu recognized a loss from associates of US$5,698, compared with a loss from associates of US$2,155 during the six-month period ended June 30, 2025.

19. INTANGIBLE ASSETS AND GOODWILL

a) Composition of intangible assets and goodwill

(i) Intangible assets

	06/30/2026			12/31/2025
	Cost	Accumulated amortization	Net value	Cost	Accumulated amortization	Net value

Intangibles related to business acquisitions	138,343	(88,595)	49,748	138,280	(78,967)	59,313
Internally developed intangibles	805,173	(178,655)	626,518	615,295	(123,344)	491,951
Other intangibles	95,988	(25,153)	70,835	77,260	(26,855)	50,405
Total	1,039,504	(292,403)	747,101	830,835	(229,166)	601,669

(ii) Goodwill

	06/30/2026	12/31/2025
	Goodwill

Acquisition of Nu Investimentos	348,276	348,276
Other acquisitions	61,095	61,095
Total	409,371	409,371

Goodwill is allocated to the Group's cash-generating units ("CGUs") expected to benefit from the synergies of the business combinations from which it arose. Goodwill is not amortized and is tested for impairment at least annually, regardless of whether there is any indication of impairment, and more frequently whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The CGU allocation and the valuation methodology and key assumptions used in the annual impairment test were described in the Annual Financial Statements.

The annual impairment test performed as of December 31, 2025 concluded that the recoverable amount of each CGU to which goodwill has been allocated exceeded its carrying amount, and no impairment loss was identified.

As of June 30, 2026 and 2025, management assessed whether events or changes in circumstances during the six-month periods indicated that the carrying amount of goodwill may not be recoverable. Based on these assessments, management concluded that there were no indicators of impairment as of June 30, 2026 and 2025, and accordingly no interim impairment test was performed and no impairment loss was recognized during the six-month periods ended June 30, 2026 and 2025.

42

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

b) Changes on intangibles assets and goodwill

	06/30/2026
	Goodwill	Intangible assets
		Intangibles related to business acquisitions	Internally developed intangibles	Other intangibles	Total intangibles

Balance at beginning of the period	409,371	59,313	491,951	50,405	601,669
Additions	-	-	179,973	31,526	211,499
Disposals	-	-	(12,775)	(58)	(12,833)
Amortization	-	(5,224)	(40,964)	(5,345)	(51,533)
Effect of changes in exchange rates (OCI)	-	(4,341)	8,333	(5,693)	(1,701)
Balance at end of the period	409,371	49,748	626,518	70,835	747,101

	06/30/2025
	Goodwill	Intangible assets
		Intangibles related to business acquisitions	Internally developed intangibles	Other intangibles	Total intangibles

Balance at beginning of the period	414,287	78,613	259,847	9,156	347,616
Additions	1,189	-	112,746	56,872	169,618
Disposals	-	-	(1,249)	-	(1,249)
Amortization	-	(9,754)	(27,965)	(2,073)	(39,792)
Effect of changes in exchange rates (OCI)	(5,129)	(1,276)	38,849	527	38,100
Balance at end of the period	410,347	67,583	382,228	64,482	514,293

43

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

20. DERIVATIVES

The Group executes transactions with derivative financial instruments, which are intended, in their majority, to meet its own needs to reduce its exposure to market, currency and interest-rate risks. These instruments include, among others, Non-Deliverable Forwards (“NDFs”), options, swaps, and futures.

The derivatives are measured at fair value through profit or loss, except for those designated in cash flow and net investment hedge strategies, for which the effective portion of gains or losses is recognized in other comprehensive income. For derivatives designated in fair value hedge strategies, changes in the fair value of both the hedging instrument and the hedged item attributable to the hedged risk are recognized in the statements of income. The fair value hierarchy is described in note 29. These risks are managed through the establishments of limits, and operating strategies.

The Group applies hedge accounting to: (i) hedge the interest rate risk of certain government bonds, converting fixed-rate returns into floating rates through interest rate derivatives (fair value hedge); (ii) hedge the foreign currency risk arising from forecast transactions related to cloud infrastructure, intercompany transactions and certain software licenses, designated as (cash flow hedge); (iii) hedge future cash disbursements related to highly probable future transactions and accrued liabilities for corporate and social security taxes arising from RSU vesting or SOP exercise, designated as cash flow hedge and (iv) hedge the foreign currency risk arising from a designated portion of the Group's net investment in its Brazilian operations, designated as net investment hedge, as shown below.

Derivative instruments are presented within Financial assets at fair value through profit or loss and Financial liabilities at fair value through profit or loss in the statement of financial position. The hedged items in the fair value hedge of interest rate risk are presented within Financial assets at fair value through other comprehensive income and Financial assets at amortized cost (note 12).

Hedge ineffectiveness and gains and losses on derivatives measured at fair value through profit or loss are recognized within Interest income and gains net of losses – financial instruments at fair value (note 6).

The effective portion of cash flow hedges is recognized within the cash flow hedge reserve, and the effective portion of the net investment hedge is recognized within the net investment hedge reserve, both presented in the statement of changes in equity. Reclassifications from the cash flow and net investment hedge reserve are presented in the line items disclosed in the tables below.

44

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

	06/30/2026			12/31/2025
		Fair values			Fair values
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities

Derivatives classified at fair value through profit or loss
Interest rate contracts – Futures (i)	15,300	-	4	13,651	-	5
Foreign currency exchange rate contracts – Futures (i)	1,345,008	199	2	2,087,756	288	13,259
Interest rate contracts – Swaps (ii)	3,565	47	-	3,348	5	-
Exchange rate contracts – Swaps (iii)	2,490,860	46,512	58,487	1,376,130	4,444	43,715
Foreign currency exchange rate contracts – Non-deliverable forwards (NDFs) (iv)	250,533	4,604	1,776	299,542	20,994	2,081
Warrants (v)	23,716	22,503	-	23,699	18,898	-
Call options (vi)	27,000	13,951	-	27,000	15,639	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures (i)	294,723	95	-	256,047	-	4,162
Equity - Total return swaps (TRS) (vii)	105,837	555	7,516	83,679	4,009	2,747
Designated as fair value hedge
Interest rate contracts – Swaps (ii)	939,504	5,847	12,514	1,079,382	16,471	-
Interest rate contracts – Futures (i)	1,019,147	71	4,285	-	-	-
Designated as net investment hedge
Foreign currency exchange rate contracts – Non-deliverable forwards (NDFs) (iv)	1,835,380	20,873	5,075	-	-	-
Total	8,350,573	115,257	89,659	5,250,234	80,748	65,969
(i)	Futures contracts are traded on the B3 (Brasil, Bolsa e Balcão), a stock exchange in Brazil, as the counterparty and are settled on a daily basis. The total value of margins pledged by the Group in transactions on the stock exchange is presented in note 12.
(ii)	Interest rate swaps contracts are settled at the maturity date and are traded over the counter with financial institutions as counterparties.
(iii)	Exchange rate contracts swaps are settled at the maturity date, are traded over the counter with financial institutions as counterparties and are used to hedge mainly foreign currency exposure on financial assets.
(iv)	Non-deliverable forwards (“NDFs”) designated as net investment hedges are traded over the counter with financial institutions as counterparties and are settled at the maturity date.
(v)	Warrants are derivative instruments linked to equity interests in strategic investments held by the Group, and are measured at fair value through profit or loss
(vi)	The Group holds call options received as part of the consideration for the Group's strategic investment in Tyme. The instruments are measured at fair value through profit or loss and provide the Group with the right to acquire additional ownership interests directly from existing Tyme shareholders.
(vii)	Total Return Swaps (“TRS”) contracts are settled only at maturity and are traded over the counter with financial institutions as counterparties.

45

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

	06/30/2026				12/31/2025
	Up to 3 months	3 to 12 months	Over 12 months	Total	Up to 3 months	3 to 12 months	Over 12 months	Total

Derivatives classified at fair value through profit or loss
Interest rate contracts – Futures (i)	-	-	15,300	15,300	-	-	13,651	13,651
Foreign currency exchange rate contracts – Futures (i)	1,345,008	-	-	1,345,008	2,087,756	-	-	2,087,756
Interest rate contracts – Swaps (ii)	-	-	3,565	3,565	-	-	3,348	3,348
Exchange rate contracts – Swaps (iii)	1,413,606	829,947	247,307	2,490,860	415,508	679,327	281,295	1,376,130
Foreign currency exchange rate contracts - Non-deliverable forwards (NDFs) (iv)	245,319	5,214	-	250,533	126,508	173,034	-	299,542
Warrants (v)	-	-	23,716	23,716	-	-	23,699	23,699
Call options (vi)	27,000	-	-	27,000	27,000	-	-	27,000
Equity contracts – Futures	-	-	-	-	-	-	-	-

Derivatives held for hedging
Designated as cash flow hedge
Foreign currency exchange rate contracts – Futures (i)	294,723	-	-	294,723	256,047	-	-	256,047
Equity - Total return swaps (TRS) (vii)	65,792	40,045	-	105,837	43,127	16,286	24,266	83,679
Designated as fair value hedge				-
Interest rate contracts – Swaps (ii)	399,189	-	540,315	939,504	412,681	384,568	282,133	1,079,382
Interest rate contracts – Futures (i)	-	54,617	964,530	1,019,147	-	-	-	-
Designated as net investment hedge
Foreign currency exchange rate contracts - Non-deliverable forwards (NDFs) (iv)	-	1,835,380	-	1,835,380	-	-	-	-
Total	3,790,637	2,765,203	1,794,733	8,350,573	3,368,627	1,253,215	628,392	5,250,234

46

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

The table below shows the breakdown by maturity of the fair value amounts:

	06/30/2026			12/31/2025
	Up to 12 months	Over 12 months	Total	Up to 12 months	Over 12 months	Total

Assets
Interest rate contracts – Swaps	5,894	-	5,894	3,028	13,448	16,476
Interest rate contracts – Futures	71	-	71	-	-	-
Foreign currency exchange rate contracts – Futures	294	-	294	288	-	288
Foreign currency exchange rate contracts – Non-deliverable forwards (NDFs)	25,477	-	25,477	20,994	-	20,994
Exchange rate contracts – Swaps	16,972	29,540	46,512	4,444	-	4,444
Equity - Total return swaps (TRS)	555	-	555	4,009	-	4,009
Warrants	-	22,503	22,503	-	18,898	18,898
Call options	13,951	-	13,951	15,639	-	15,639
Total assets	63,214	52,043	115,257	48,402	32,346	80,748

Liabilities
Equity - Total return swaps (TRS)	7,516	-	7,516	2,436	311	2,747
Interest rate contracts – Swaps	482	12,032	12,514	-	-	-
Interest rate contracts – Futures	4,289	-	4,289	5	-	5
Foreign currency exchange rate contracts – Futures	2	-	2	17,421	-	17,421
Foreign currency exchange rate contracts – Non-deliverable forwards (NDFs)	6,851	-	6,851	2,081	-	2,081
Exchange rate contracts – Swaps	58,487	-	58,487	27,425	16,290	43,715
Total liabilities	77,627	12,032	89,659	49,368	16,601	65,969

For instruments designated in hedge accounting relationships, the weighted-average price at the end of the period was as follows: US$14.72 (US$16.14 as of December 31, 2025) per share for total return swaps (TRS) designated as cash flow hedges of corporate and social security taxes on share-based compensation; and 10.3% (9.0% as of December 31, 2025) for Interest rate swaps designated as fair value hedges of government bonds. For foreign currency exchange rate contracts designated as cash flow hedges of foreign currency expenses and non-deliverable forwards designated as net investment hedges, hedging instruments are rolled over monthly and, accordingly, a weighted-average forward rate is not considered representative of the economic exposure.

Designated as cash flow hedge

a) Hedge of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, related to the cloud infrastructure, certain software licenses, and intercompany expenses. The Group manages its exposure to the variability in cash flows of foreign currency forecasted transactions to movements in foreign exchange rates by entering into foreign currency exchange rate contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transactions and are exchange-traded with fair value movements settled on a daily basis.

47

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

The Group applies hedge accounting to the forecasted transactions related to its main cloud infrastructure contract and other expenses in foreign currency including intercompany expenses. Hedge effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. Swaps and NDFs are liquidated or settled in accordance with the specific maturity of each contract. They are expected to occur in the same fiscal month as the maturity date of the hedged item. Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and the forecasted hedged transaction have changed during the period under review and whether the forecast transaction remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

The notional amounts of the foreign currency exchange rate contracts are designated to match the amount of the forecasted foreign currency expenses being hedged. No hedging relationships were discontinued during the period and no forecasted transactions previously designated have ceased to be expected to occur.

The table below shows the change in the hedge of foreign currency risk:

	Six-month period ended
	06/30/2026	06/30/2025

Balance at beginning of the period	(8,092)	11,721
Fair value change recognized in OCI during the period	(21,328)	2,188
Total amount reclassified from cash flow hedge reserve to the statements of income during the period	12,881	(33,366)
to "Customer support and operation"	1,467	9,944
to "General and administrative expenses"	5,319	(11,673)
to "Other income"	—	(3,689)
to "Other expenses"	12,090	—
Effect of changes in exchange rates (OCI)	(5,995)	(27,948)
Deferred income taxes	3,558	6,366
Balance at end of the period	(12,981)	(13,091)

No hedge ineffectiveness was recognized in profit or loss in the periods presented. No balances remain in the cash flow hedge reserve from hedging relationships for which hedge accounting is no longer applied.

The expected future transactions that are the hedged items are:

	06/30/2026			12/31/2025
	Up to 3 months	3 to 12 months	Total	Total

Expected foreign currency transactions	90,319	201,830	292,149	305,613
Total	90,319	201,830	292,149	305,613

48

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

b) Hedge of corporate and social security taxes over share-based compensation

The Group's hedge strategy is to cover the future cash disbursements related to highly probable future transactions and accrued liabilities for corporate and social security taxes at RSU vesting arising from the variation in the Company's share price volatility. The derivatives used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus a spread. The stock fixed in the TRS is the weighted average price. The hedge was entered into by Nu Holdings and therefore there is no income tax effect.

The Group applies the cash flow hedge for the hedge structure, and therefore the market risk is replaced by interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining and updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group manages exposures to keep the hedging level within an acceptable coverage range. The derivative fair value is measured substantially based on the stock price which is also used in the measurement of the provision or payment of corporate and social security taxes. The Group does not expect a mismatch between the hedged item and hedging instrument at maturity other than the SOFR.

The notional amount of the equity leg of the total return swaps is designated to match the share-based compensation amount expected to vest. Sources of ineffectiveness include changes in forfeiture assumptions affecting the volume of expected vesting, the SOFR leg of the TRS, and timing differences between TRS settlement dates and the cash disbursement of corporate and social security taxes. No hedging relationships were discontinued during the period and no forecasted transactions previously designated have ceased to be expected to occur.

The table below shows the change in the hedge of corporate and social security taxes over share-based compensation:

	Six-month period ended
	06/30/2026	06/30/2025

Balance at beginning of the period	4,016	11,029
Fair value change recognized in OCI during the period	(14,486)	12,848
Total amount reclassified from cash flow hedge reserve to the statements of income during the period (note 10)	14,572	(16,346)
to "Customer support and operations"	366	866
to "General and administrative expenses"	14,330	(16,803)
to "Marketing expenses"	(124)	(409)
Balance at end of the period	4,102	7,531

No hedge ineffectiveness was recognized in profit or loss in the periods presented. No balances remain in the cash flow hedge reserve from hedging relationships for which hedge accounting is no longer applied.

49

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

Expected cash disbursement

	06/30/2026			12/31/2025
	Up to 1 year	1 to 3 years	Total	Total
Considering the reporting date fair value of the hedged item:
Expected cash disbursement for corporate and social contributions	31,107	15,089	46,196	86,787
Total	31,107	15,089	46,196	86,787

Designated as fair value hedge

a) Hedge of interest rate risk

The Group is exposed to interest rate risk on its portfolio of certain fixed-rate government bonds classified as securities measured at fair value through other comprehensive income and at amortized cost. To manage changes in the fair value of these bonds arising from market interest rate movements, the Group enters into interest rate swaps and interest rates futures contracts. Interest rate swaps ("IRS") convert the fixed returns of the bonds into floating rates, aligning the yield profile of the securities with the Group's risk management strategy.

The Group applies fair value hedge accounting to these government bonds. Under this strategy, the carrying amount of the hedged item is adjusted for changes in fair value to the interest rate risk, with the gain or loss recognized in the statements of income, where it offsets the fair value movements of the interest rate swaps.

Hedge effectiveness of the hedging is assessed periodically. The Group compares the changes in the fair value of the interest rate swaps with the changes in the fair value of the government bonds attributable to the hedged risk and ensures that the critical terms of the hedging instruments and the hedged items (such as notional amounts, maturity dates, and payment frequencies) are closely aligned. Subsequent assessments of effectiveness are performed to verify that the hedging relationship remains effective throughout its duration.

The main sources of ineffectiveness are: (i) the effect of the counterparty and the Group’s own credit risk on the fair value of the interest rate swap, which is not reflected in the fair value of the hedged government bonds, as these are sovereign instruments with no credit risk; (ii) basis risk; (iii) differences in interest rate curves; and (iv) potential timing differences in the settlement of the instruments. There were no other significant sources of ineffectiveness in these hedging relationships. The ineffective portion, when existent, is recognized immediately in the statements of income, within "Interest income and gains net of losses – financial instruments at fair value" (note 6). No material hedging relationships in this category were discontinued during the period.

The notional amount of the interest rate swaps is designated to match the principal amount of the government bonds being hedged. The hedged interest rate component has historically represented substantially all of the fair value changes of the bonds attributable to the hedged risk, as they are sovereign bonds with no credit risk.

The aggregate positions and effectiveness indicators of the fair value hedge of interest rate risk are shown in the tables below.

50

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

	06/30/2026						06/30/2026
	Notional Hedge object	Line item in the statement of financial position hedge object	Fair value adjustment to the hedge object		Change in fair value of the hedge object	Change in fair value of the hedging instrument	Ineffectiveness recognized in the statements of income - income (losses)		Line item in income statement with hedge ineffectiveness
			Asset	Liability			Three-month period ended	Six-month period ended

Interest rate risk
Interest rate risk	1,693,717	Financial assets at fair value through other comprehensive income (note 12)	20,321	-	10,966	(19,222)	1,299	(1,030)	Interest income and gains net of losses – financial instruments at fair value (note 6)
Interest rate risk	329,788	Financial assets at amortized cost (note 12)	(2,458)	-	24,016	(5,275)	1,539	(934)	Interest income and gains net of losses – financial instruments at fair value (note 6)
Total	2,023,505		17,863	-	34,982	(24,497)	2,838	(1,964)

51

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

	12/31/2025						06/30/2025
	Notional Hedge object	Line item in the statement of financial position hedge object	Fair value adjustment to the hedge object		Change in fair value of the hedge object	Change in fair value of the hedging instrument	Ineffectiveness recognized in the statements of income - income (losses)		Line item in income statement with hedge ineffectiveness
			Asset	Liability			Three-month period ended	Six-month period ended

Interest rate risk
Interest rate risk	848,329	Financial assets at fair value through other comprehensive income (note 12)	(13,237)	-	(13,154)	12,950	7	7	Interest income and gains net of losses – financial instruments at fair value (note 6)
Interest rate risk	312,871	Financial assets at amortized cost (note 12)	(3,883)	-	(3,899)	4,644	(49)	(49)	Interest income and gains net of losses – financial instruments at fair value (note 6)
Total	1,161,200		(17,120)	-	(17,053)	17,594	(42)	(42)

The hedged items are presented within Financial assets at FVOCI and Financial assets at amortized cost (note 12).

Designated as net investment hedge

a) Hedge of net investment in foreign operations

The Group applies hedge accounting to the net investment in a foreign operation in Brazil for changes in spot exchange rates. Hedging is undertaken for the Group's structural exposure to changes in the U.S. dollar to Brazilian real exchange rate using NDFs. An economic relationship exists between the hedged net investment and the hedging instrument due to the shared foreign currency risk exposure. The hedged risk component is the change in the spot USD/BRL exchange rate. The effective portion of gains and losses on the hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in the statement of income.

Sources of hedge ineffectiveness in net investment hedging relationships may include: (i) mismatches between the notional amount of the designated hedging instrument and the carrying amount of the designated layer of the net investment, including those arising from post-designation changes in the net assets of the foreign operation such as retained earnings movements; (ii) differences between the NDF contract maturity and the hedging designation period, including effects arising from the rollover of hedging instruments across reporting periods; and (iii) changes in the credit risk of the counterparty to the NDF contract, which affect the fair value of the hedging instrument but have no corresponding effect on the value of the hedged net investment. The forward element of the NDF contracts is excluded from the designated hedge relationship and accounted for separately under the cost of hedging approach.

52

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

A portion of US$1,370,159 of the Group's net investment in its Brazilian operations was designated as the hedged item. No hedging relationships in this category were discontinued during the period.

The aggregate positions at the reporting date and the performance indicators are summarized below.

	06/30/2026
	Hedge object			Hedging instrument	Change in fair value recognized in OCI	Ineffectiveness recognized in the statements of income - income (losses)	Line item in income statement with hedge ineffectiveness
	Hedge object	Line item in the statement of financial position hedge object	Change in fair value used for calculating hedge ineffectiveness	Change in fair value of the hedging instrument used for calculating hedge ineffectiveness

Net investment exchange risk
Net investment in foreign operations	1,370,159	Financial assets at fair value through other comprehensive income (note 12)	73,757	(65,367)	120,645	24,632	Interest income and gains net of losses – financial instruments at fair value (note 6)
Total	1,370,159		73,757	(65,367)	120,645	24,632

The cumulative effective portion of gains and losses on the hedging instrument is included within the net investment hedge reserve in the statement of changes in equity. The change for the period is presented in the statement of comprehensive income. Hedge ineffectiveness is recognized within “Interest income and gains net of losses – financial instruments at fair value” (note 6).

53

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

21. REPURCHASE AGREEMENTS

	06/30/2026	12/31/2025

Government bonds and receivables	1,058,343	783,837

On June 30, 2026 the Group had US$1,058,343 (US$783,837 as of December 31, 2025) in repurchase agreements primarily using government bonds as collateral. These agreements are mainly executed with overnight maturities, although some instruments have short-term maturities (up to 3 months). The average fixed rate is 14.1% per year as of June 30, 2026 (as of December 31, 2025 the average fixed rate was 14.4% per year) and the government bonds that were pledged as collateral were classified as fair value through other comprehensive income, as shown on note 12. As of June 30, 2026, the fair value of the securities pledged to repurchase agreements was US$1,065,688 (US$747,531 as of December 31, 2025). As of December 31, 2025, the Group used other receivables (note 16) as underlying collateral in repurchase agreement operations. The total collateralized amounted to US$95,558 (US$0 as of June 30, 2026).

Changes to repurchase agreement are as follows:

	06/30/2026	12/31/2025

Balance at beginning of the period	783,837	308,583
New obligations	116,036,355	200,604,295
Payments - principal	(115,805,006)	(200,184,752)
Payments - interest	(85,452)	(124,272)
Interest accrued	82,249	128,614
Effect of changes in exchange rates (OCI)	46,360	51,369
Balance at the end of the period	1,058,343	783,837

54

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

22. FINANCIAL LIABILITIES AT AMORTIZED COST – DEPOSITS

	06/30/2026	12/31/2025

Bank receipt of deposits (RDB)	35,377,373	32,004,825
Deposits from customers	9,177,491	9,452,342
Bank certificate of deposit (CDB)	746,713	467,934
Interbank deposits	26,842	-
Total	45,328,419	41,925,101

RDBs are investment products available within NuAccount offering either daily liquidity or fixed future maturity options. Deposits in RDB are guaranteed under limits from the Brazilian Deposit Guarantee Fund (“FGC”). Unlike the deposits from customers, Nu is required to follow the compulsory deposits requirements for RDB deposits (see note 15). However, there is no obligation to invest the remaining balance in government securities or to hold it in a specific account at the Central Bank of Brazil. As such, these amounts can be used as a financing source for loan and credit card operations.

Deposits from customers refers to NuAccount, which is a prepaid account available in Brazil, Mexico, and Colombia, in which customers can deposit funds and invest in specific products, such as RDBs in Brazil.

In Brazil, the amounts deposited by customers are classified as electronic money and must be allocated to government securities (see note 12b) or in a specific account maintained at the Central Bank of Brazil (see note 15), in accordance with Brazilian regulatory requirements. In Colombia, NuAccount balances are required to have a percentage of the deposits from the public in an account with the Colombian Central Bank, which is a class of compulsory deposits. The interest paid on NuAccount in Colombia ranged from 9.3% to 9.8% per year as of June 30, 2026 (as of December 31, 2025, the interest paid ranged from 8.3% to 8.8% per year).

In Mexico, NuAccount balances are not required to be invested in specific assets; and therefore, they can be used as a financing source for the credit card transactions. The balances deposited in "Cajitas" yield from 6.5% to 13.0% per year as of June 30, 2026 (as of December 31, 2025, the balances yielded from 7.3% to 15.0% per year). "Cajitas" has daily yield accrual and can have daily liquidity or defined future maturity.

The interest paid on both NuAccount and RDB deposits (except fixed term RDBs) is 100% of the Brazilian CDI rate as of the initial date if the balances are kept for more than 30 days. There are also RDBs with a defined future maturity date, which have a maturity of up to 46 months (27 months as of December 31, 2025) and a weighted average interest rate of 104% of the Brazilian CDI rate as of June 30, 2026 and December 31, 2025.

The Bank certificate of deposit (CDB) is issued by Nu Financiera and primarily distributed by Nu Investimentos.

Interbank deposits refer to a wholesale time deposit from another financial institution, entered into as part of a treasury strategy to hedge the mark-to-market variability of sovereign notes posted as collateral on margin loans.

55

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

Breakdown by maturity

	06/30/2026			12/31/2025
	Up to 12 months	Over 12 months	Total	Up to 12 months	Over 12 months	Total

Bank receipt of deposits (RDB)	35,203,806	173,567	35,377,373	31,869,219	135,606	32,004,825
Deposits from customers	9,111,698	65,793	9,177,491	9,372,045	80,297	9,452,342
Bank certificate of deposit (CDB)	418,024	328,689	746,713	363,783	104,151	467,934
Interbank deposits	-	26,842	26,842	-	-	-
Total	44,733,528	594,891	45,328,419	41,605,047	320,054	41,925,101

23. FINANCIAL LIABILITIES AT AMORTIZED COST
– PAYABLES TO NETWORK

	06/30/2026	12/31/2025

Payables to credit card network	15,444,906	13,633,823
Payables to clearing houses	96,751	126
Total	15,541,657	13,633,949

Payables to credit card network corresponds mainly to the amount payable to the acquirers related to credit and prepaid card transactions. Brazilian credit card payables are settled according to the transaction installments, substantially in up to 27 days for transactions with no installments; 1 business day for international transactions; and sales in installments ("parcelado") have monthly settlements, mostly, over a period of up to 12 months. For Mexican and Colombian credit card transactions, the amounts are settled in 1 business day.

The segregation by maturity of the payables to credit card network is shown in the table below:

Payables to credit card network	06/30/2026	12/31/2025

Up to 30 days	6,801,489	5,335,818
30 to 90 days	4,314,205	4,273,171
More than 90 days	4,329,212	4,024,834
Total	15,444,906	13,633,823

56

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

24. FINANCIAL LIABILITIES AT AMORTIZED COST
– BORROWINGS AND FINANCING

	06/30/2026	12/31/2025

Borrowings and financing	4,682,252	4,398,216
Total	4,682,252	4,398,216

a) Borrowings and financing

Borrowings and financings maturities are as follows:

	06/30/2026
	Up to 3 months	3 to 12 months	Over 12 months	Total

Borrowings and financing
Financial bills (i)	343,698	613,700	1,856,940	2,814,338
Margin loan credit facility (ii)	494,913	1,373,001	-	1,867,914
Total borrowings and financing	838,611	1,986,701	1,856,940	4,682,252

	12/31/2025
	Up to 3 months	3 to 12 months	Over 12 months	Total

Borrowings and financing
Financial bills (i)	246,141	680,482	1,602,967	2,529,590
Margin loan credit facility (ii)	150,260	1,448,560	269,806	1,868,626
Total borrowings and financing	396,401	2,129,042	1,872,773	4,398,216
(i)	As of June 30, 2026, Nu Financeira had issued financial bills in Brazilian reais, indexed to percentage of the CDI, or CDI plus a fixed spread. The principal amount was equivalent to US$2,324,222 (US$2,529,590 as of December 31, 2025) and the maturity for these financial bills ranges from July 2026 up to June 2029.
(ii)	Correspond to margin loan credit facility, backed by government securities and sovereign bonds as collateral for the operation which Nu entered into through Nu Financeira. As of June 30, 2026 and December 31, 2025, the principal amount was US$1,862,365. The loans are indexed to CME Term SOFR Rate (CME Group's forward-looking SOFR rate) plus a fixed spread. The maturity for these loans is from July 2026 to June 2027.

57

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

Changes to borrowings and financings are as follows:

	06/30/2026
	Margin loan credit facility	Financial bills	Total

Balance at beginning of the period	1,868,626	2,529,590	4,398,216
New borrowings	-	524,696	524,696
Payments – principal	-	(448,806)	(448,806)
Payments – interest	(45,316)	(137,308)	(182,624)
Interest accrued	44,277	185,043	229,320
Transaction costs	-	181	181
Effect of changes in exchange rates (OCI)	327	160,942	161,269
Balance at end of the period	1,867,914	2,814,338	4,682,252

	06/30/2025
	Margin loan credit facility	Syndicated loan	Financial bills	Total

Balance at beginning of the period	201,493	350,261	1,178,603	1,730,357
New borrowings	344,000	-	292,307	636,307
Payments – principal	-	(355,041)	(13,901)	(368,942)
Payments – interest	(7,421)	(17,298)	(4,173)	(28,892)
Interest accrued	7,623	2,705	93,906	104,234
Transaction costs	-	4,146	(378)	3,768
Effect of changes in exchange rates (OCI)	249	15,227	183,310	198,786
Balance at end of the period	545,944	-	1,729,674	2,275,618

Covenants

As of June 30, 2026, the Company's loan and financing agreements with financial institutions do not contain financial restrictive covenants.

Guarantees

As of June 30, 2026, Nu Holdings is not guarantor to any of the borrowings and financing arrangements referred to above.

58

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

25. PROVISIONS AND CONTINGENT LIABILITIES

	06/30/2026	12/31/2025

Civil risks	30,739	22,044
Tax risks	8,126	5,081
Labor risks	5,478	3,795
Total	44,343	30,920

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from time to time in the ordinary course of operations, involving civil, tax and labor claims. Such claims are being addressed at both the administrative and judicial levels, and when applicable, are supported by judicial deposits. For these cases, there is significant uncertainty relating to the timing of any cash outflows, if any, for civil and labor risk. In addition, they are classified by management, based on the opinion of internal and external legal counsel, as probable, possible or remote, considering the nature and complexity of each case, the current stage of proceedings, case law, and past loss experience. Provisions are recognized for claims classified as probable losses (note 25a). Claims classified as possible losses are not provisioned but are disclosed (note 25c), and claims classified as remote are neither provisioned nor disclosed.

a) Provision

Civil lawsuits are mainly related to NuAccount operations. Based on management’s assessment, and inputs from Nu’s external legal counsel, the Group has provisioned US$30,739 as of June 30, 2026 (US$22,044 on December 31, 2025) which is considered sufficient to cover the estimated losses from civil lawsuits with probable loss classification.

b) Changes

Changes to provisions and contingent liabilities are as follows:

	06/30/2026				06/30/2025
	Civil	Tax	Labor	Total	Total

Balance at beginning of the period	22,044	5,081	3,795	30,920	22,551
Additions	21,762	2,306	3,302	27,370	14,474
Monetary adjustment	36	414	346	796	329
Payments	(14,147)	-	-	(14,147)	(10,605)
Reversals	(370)	-	(2,208)	(2,578)	(2,076)
Effect of changes in exchange rates (OCI)	1,414	325	243	1,982	3,205
Balance at end of the period	30,739	8,126	5,478	44,343	27,878

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and supported by its advisors as possible losses, totaling approximately US$4,784 and US$4,891, as of June 30, 2026, respectively (US$4,372 and US$4,532 on December 31, 2025). Civil claims classified as possible relate primarily to indemnity

59

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026 claims for alleged moral and material damages arising from the Group's banking products and services, and disputes over fees and charges.

d) Judicial deposits

As of June 30, 2026, the total amount of judicial deposits shown as “Other assets” (note 17) is US$8,875 (US$6,614 on December 31, 2025) and is substantially attributed to the judicial deposit carried on behalf of the shareholders of Nu Investimentos, prior to the acquisition, due to a tax proceeding related to withholding taxes calculated on amounts paid to employees.

26. DEFERRED INCOME

	06/30/2026	12/31/2025

Deferred revenue from rewards program	83,237	76,291
Other deferred income	928	1,230
Total	84,165	77,521

Deferred revenue from rewards program relates to the Group's rewards programs for its credit card customers, specifically the "Nubank+" and "Ultravioleta". Under these programs, members earn points according to the use of the credit card, that can be redeemed for cashback or converted into airline miles. The points do not expire and there is no cap on the number of points an eligible card holder can earn.

Nu uses financial models to estimate the redemption rates of rewards earned to date by current card members, and, therefore, the estimated financial value of the points, based on historical redemption trends and current enrollee redemption behavior, among others. The estimated financial value is recorded in the statement of income when the performance obligation is satisfied (that is, at the time the reward points are redeemed).

60

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

27. OTHER LIABILITIES

	06/30/2026	12/31/2025

Sundry creditors (i)	574,796	470,046
Payment transactions - other (ii)	257,941	262,008
Unsettled securities transactions (iii)	160,444	15,570
Third parties funds in transit (iv)	61,591	41,587
Credit card expected credit loss (note 13) (v)	55,765	44,679
Payables to insurers	23,676	12,190
Other liabilities (vi)	106,633	120,842
Total	1,240,846	966,922
(i)	The sundry creditors are composed mainly of amounts payable to suppliers.
(ii)	Payment transactions - other corresponds to prepayments from customers which exceed the credit card bill amounts.
(iii)	Unsettled securities transactions mainly comprise obligations arising from securities trades that have been contracted but not yet financially settled until the as of date.
(iv)	Third parties funds in transit is primarily related to pending settlement balances with B3 and amounts payable to a partner institution related to utility bill payments made by customers.
(v)	Includes the amount by which the expected credit card loss exceeds the gross carrying amount of the related financial assets, due to provisions for unused limits.
(vi)	Other liabilities is mostly composed of allocation of pending balances that have not yet been deposited into customers' accounts and provision with loyalty program.

28. RELATED PARTIES

In the ordinary course of business, the Group issues credit cards or loans to Nu’s executive directors, board members, key employees, and close family members. Those transactions, along with deposits and other products, such as investments, are conducted on similar terms as those offered to unrelated third parties under similar circumstances and do not involve more than the normal risk of collectability.

As described in note 3, Basis of Consolidation, all entities within the Group are consolidated in these unaudited interim condensed consolidated financial statements. Therefore, related party balances and transactions, as well as unrealized gains or losses arising from intercompany transactions, are eliminated in these unaudited interim condensed consolidated financial statements.

a) Transactions with other related parties

	06/30/2026	12/31/2025
	Assets (Liabilities)

Other liabilities (i)	(265)	(926)
(i)	In the second quarter of 2024, Nu entered into a commercial relationship with a company where one of its Directors serves as CEO. As part of this agreement, Nu received a cash incentive, which will be used to support project costs upon the Company's satisfaction of certain conditions.

61

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

29. FAIR VALUE MEASUREMENT

The main valuation techniques employed in internal models to measure the fair value of the financial instruments as of June 30, 2026 and December 31, 2025 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to its valuation techniques and internal models in the periods presented.

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost as of June 30, 2026 and December 31, 2025. The Group has not disclosed the fair value of financial instruments such as compulsory and other deposits at central banks, other receivables, other financial assets at amortized cost, deposits from customers, RDB, interbank deposits and repurchase agreements, as the carrying amounts are a reasonable approximation of fair value.

	06/30/2026				12/31/2025
	Carrying amount	Fair value			Carrying amount	Fair value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

Assets
Credit card receivables	21,494,406	-	-	22,708,565	18,267,904	-	-	19,333,556
Loans to customers	11,317,422	-	-	11,961,388	9,421,458	-	-	9,834,661
Compulsory and other deposits at central banks	9,149,128				9,537,788
Securities	3,776,505	1,695,704	1,997,630	-	3,141,504	1,052,384	2,053,383	-
Other receivables	849,897				1,000,683
Other financial assets	134,702				148,777
Total	46,722,060	1,695,704	1,997,630	34,669,953	41,518,114	1,052,384	2,053,383	29,168,217

Liabilities
Bank receipt of deposits (RDB)	35,377,373				32,004,825
Deposits from customers	9,177,491				9,452,342
Bank certificate of deposit (CDB)	746,713	-	746,687	-	467,934	-	467,742	-
Interbank deposits	26,842				-
Payables to credit card network	15,444,906	-	14,856,423	-	13,633,823	-	13,006,159	-
Borrowings and financing	4,682,252	-	4,687,879	-	4,398,216	-	4,406,310	-
Repurchase agreements	1,058,343				783,837
Total	66,513,920	-	20,290,989	-	60,740,977	-	17,880,211	-

The valuation approach to specific categories of financial instruments is described below.

62

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

i) Fair value models and inputs

Credit card receivables and payables to network: The fair values of credit card receivables and payables to credit card network are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve and credit spread. For payables, cash flows are also discounted by the Group's own credit spread.

Loans to customers: Fair value is estimated based on groups of customers with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the interest rate curve and a credit spread.

Securities: Comprise sovereign notes and bonds held to collect. The fair value is given by observed market prices, when available, or by discounting future cash flows using both the risk free interest rate curve for the respective settlement currency, and the CDS-built (Credit Default Swaps) credit spread for the respective sovereign entity that issued the note.

Bank certificate of deposit (CDB): Fair value is given by discounting future cash flows using risk free interest rate plus issuance observed spreads.

Borrowings and financing: Fair value is measured using the discounted cash flow method, with contractual cash flows discounted at the interest rate curve and a spread.

63

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of June 30, 2026 and December 31, 2025, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	06/30/2026
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Cash and cash equivalents
Short-term investments (i)	611,590	18	-	611,608

Securities
Government bonds
Latin America	13,672,139	-	-	13,672,139
Corporate bonds and other instruments
Certificate of bank deposits	-	289,064	-	289,064
Investment funds	300,307	7,120	39,168	346,595
Time deposits	-	145,954	-	145,954
Notes	-	813,184	-	813,184
Bill of credit	-	3	-	3
Real estate and agribusiness certificate of receivables	-	3,449	-	3,449
Real estate and agribusiness letter of credit	-	563	-	563
Corporate bonds	99,835	3,731	4,359	107,925
Equity instruments	-	-	25,983	25,983
Derivatives	365	78,438	36,454	115,257

Liabilities
Derivatives	4,291	85,368	-	89,659
Obligations for quotas of investment funds	-	26,409	-	26,409
(i)	Includes time deposits, investment funds and CDB balances.

64

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

	12/31/2025
	Fair value Level 1	Fair value Level 2	Fair value Level 3	Total

Assets
Cash and cash equivalents
Short-term investments (i)	632,324	19,927	-	652,251

Securities
Government bonds
Latin America	11,701,147	-	-	11,701,147
Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	216,712	-	216,712
Investment funds	26,722	7,626	36,769	71,117
Time deposits	-	187,683	-	187,683
Notes	-	818,885	-	818,885
Bill of credit	-	3	-	3
Real estate and agribusiness certificate of receivables	-	7,334	-	7,334
Real estate and agribusiness letter of credit	-	606	-	606
Corporate bonds	150,159	31,356	4,877	186,392
Equity instruments	-	-	27,120	27,120
Derivatives	288	45,923	34,537	80,748

Liabilities
Derivatives	17,426	48,543	-	65,969
(i)	Includes time deposits, investment funds and CDB balances.

65

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

i) Fair value models and inputs

Securities and obligations for quotas of investment funds: Securities with high liquidity and quoted prices in the active markets are classified as Level 1. All government bonds and certain corporate bonds are included in Level 1 as these are traded in active markets. For Brazilian securities, fair values are based on prices published by the "Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais" ("Anbima"). For United States, Mexico and Colombia bonds, fair values are based on prices published by Bloomberg, Valmer and Precia, respectively. Other corporate bonds and investment fund shares, for which fair values are calculated based on observable data, such as interest rates and interest rate curves are classified as Level 2. The investment funds that used contractual conditions as inputs that are not directly observable in the market are classified as Level 3. The debenture whose issuer has entered judicial reorganization, is classified as Level 3 because its market price is not directly observable under these circumstances.

Equity instruments: The fair value of the equity instruments is determined using contractual conditions as inputs that are not directly observable in the market, and therefore classified as Level 3.

Derivatives: Exchange-traded derivatives are classified as Level 1 with valuations based on market quotes. Derivatives traded on the Brazilian stock exchange are measured at fair value using the Brazilian securities exchange, “Brasil, Bolsa e Balcão” (“B3”), quotations. Swaps are valued by discounting future expected cash flows to present values using interest rate curves and are classified as Level 2. Total Return Swaps are also valued by discounting expected cash flows, with the particularity that the equity leg expected cash flow is based on the last observed price, following non-arbitrage principles. Call options and Warrants are valued using internal models with unobservable inputs and premises, and classified as Level 3.

ii) Sensitivity analysis for financial assets classified as Level 3

The fair value hierarchy classifies financial instruments as Level 3 when their valuation relies significantly on unobservable market inputs and internal models. As of June 30, 2026, the Level 3 portfolio measured at fair value incorporates significant unobservable inputs, including prepayment rates, expected recovery prices, and the implicit expected volatility of private equity instruments.

Significant changes in any of these unobservable inputs, in isolation, could result in a materially different fair value measurement. The table below presents the sensitivity analysis of these fair values under three distinct scenarios:

	Impact on Income
	Scenario 1	Scenario 2	Scenario 3
Prepayment rate (i)	231	586	600
Price / expected recovery (ii)	(44)	(1,090)	(2,180)
Expected volatility (iii)	(696)	(16,521)	(29,614)
(i)	For the senior quota of a specific credit rights investment fund (“FIDC”), the potential loss is calculated by decreasing the current prepayment rate by 1, 25, and 50 basis points (scenarios 1, 2, and 3, respectively).
(ii)	For corporate bonds, the potential loss is based on the current asset price and expected recovery, applying shocks of 1, 25, and 50 percentage points to the expected recovery rate (scenarios 1, 2, and 3, respectively).
(iii)	For warrants and options, the potential loss is evaluated by applying shocks of 1, 25, and 50 basis points to the implicit volatility of the private equity instruments (scenarios 1, 2, and 3, respectively).

66

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

c) Reconciliation of fair value measurements in Level 3

The table below shows a reconciliation from the opening to the closing balances for recurring fair value measurements categorized within Level 3 of the fair value hierarchy.

	06/30/2026
	Investment funds	Corporate bonds	Equity instruments	Derivatives	Total

Financial assets at beginning of the period	36,769	4,877	27,120	34,537	103,303
Settlements	(3,720)	-	-	-	(3,720)
Total gains or losses	3,745	(518)	(1,137)	1,917	4,007
In profit or loss	2,877	(518)	(1,137)	1,917	3,139
In OCI	868	-	-	-	868
Effect of changes in exchange rates (OCI)	2,374	-	-	-	2,374
Financial assets at end of the period	39,168	4,359	25,983	36,454	105,964

	06/30/2025
	Equity instruments	Derivatives	Total

Financial assets at beginning of the period	12,900	50,665	63,565
Total gains or losses	(19)	(10,250)	(10,269)
In profit or loss	(19)	(10,250)	(10,269)
Financial assets at end of the period	12,881	40,415	53,296

d) Transfers between levels of the fair value hierarchy

For the six-month period ended on June 30, 2026 and 2025 there were no material transfers of financial instruments between levels.

30. INCOME TAX

Current and deferred taxes are determined for all transactions that have been recognized in these unaudited interim condensed consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current period. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the temporary tax differences and tax loss carryforward are expected to reverse.

a) Income tax reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. Thus, the following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian income tax rate of 42.5% for the six-month period ended June 30, 2026 (refer to item (ii)) and 40% for the six-month period ended June 30, 2025.

67

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

	Three-month period ended		Six-month period ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025

Profit before income tax	1,236,313	879,362	2,190,619	1,674,435
Tax rate (i)	42.5%	40.0%	42.5%	40.0%
Income tax	(525,433)	(351,745)	(931,013)	(669,774)

Permanent additions/exclusions
Share-based payments	690	(6,492)	1,310	(5,142)
Effect of different tax rates - subsidiaries and parent company	113,831	32,371	280,789	56,867
Interest on capital	60,456	18,460	108,793	38,846
Changes in income tax rate (ii)	(8,227)	-	28,405	-
Other amounts (iii)	183,459	65,031	253,617	98,963
Income tax	(175,224)	(242,375)	(258,099)	(480,240)

Current tax expense	(846,499)	(358,797)	(1,249,145)	(439,911)
Deferred tax benefit (expense)	671,275	116,422	991,046	(40,329)
Income tax in the statement of income	(175,224)	(242,375)	(258,099)	(480,240)
Deferred tax recognized in OCI	(4,134)	4,969	(980)	5,781
(i)	The tax rate used was the one applicable to the Brazilian financial subsidiaries, which represents the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as “Effect of different tax rates – subsidiaries and parent company”.
(ii)	Result of the change in the Social Contribution on Net Profit (CSLL) tax rate in future taxable temporary differences for payment institutions and credit, financing and investment companies regulated by Law No. 12,865/13 due to the enactment of Complementary Law No. 224/2025 in Brazil. For payment institutions, the rates were 9% until 2025, 12% for the 2026 and 2027 period and 15% from 2028 onwards, while for credit, financing and investment companies, the rates were 17.5% for the 2026 and 2027 period and 20% from 2028 onwards.
(iii)	Primarily related to foreign tax credits, non-taxable interest income on sovereign bonds, tax incentives and non-taxable interests on tax recoverable.

68

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

b) Deferred income taxes

The following tables present significant components of the Group’s deferred tax assets and liabilities as of June 30, 2026 and 2025, and the changes for both periods. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities and there is no time limit to use it.

			Reflected in the statement of income
	12/31/2025	Other	Constitution	Realization	Foreign exchange	Reflected in OCI	06/30/2026

Provisions for credit losses	2,072,235	-	1,410,537	(399,894)	99,965	-	3,182,843
Other temporary differences (i)	425,143	-	47,994	(49,990)	45,565	(2,038)	466,674
Total deferred tax assets on temporary differences	2,497,378	-	1,458,531	(449,884)	145,530	(2,038)	3,649,517

Tax loss and negative basis of social contribution	141,911	-	29,999	(30,413)	14,960	-	156,457
Deferred tax assets	2,639,289	-	1,488,530	(480,297)	160,490	(2,038)	3,805,974

Fair value changes - financial instruments	(96,065)	-	(21,038)	(48)	(3,940)	(173)	(121,264)
Others	(32,257)	-	4,076	53	(7,491)	-	(35,619)
Deferred tax liabilities	(128,322)	-	(16,962)	5	(11,431)	(173)	(156,883)

Deferred tax, offset	2,510,967	-	1,471,568	(480,292)	149,059	(2,211)	3,649,091

Fair value changes - cash flow hedge	(13,334)	-	(231)	-	(658)	1,231	(12,992)
Deferred tax recognized during the period		-	1,471,337	(480,292)		(980)

69

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

			Reflected in the statement of income
	12/31/2024	Other	Constitution	Realization	Foreign exchange	Reflected in OCI	06/30/2025

Provisions for credit losses	1,506,086	-	845,583	(891,473)	197,498	-	1,657,694
Other temporary differences (i)	260,314	-	59,936	(111,704)	61,956	762	271,264
Total deferred tax assets on temporary differences	1,766,400	-	905,519	(1,003,177)	259,454	762	1,928,958

Tax loss and negative basis of social contribution	145,603	-	49,505	(14,825)	18,023	-	198,306
Deferred tax assets	1,912,003	-	955,024	(1,018,002)	277,477	762	2,127,264

Fair value changes – financial instruments	(71,237)	-	(9,102)	1,497	2,059	(3,405)	(80,188)
Others	(22,427)	292	-	36,945	(6,384)	-	8,426
Deferred tax liabilities	(93,664)	292	(9,102)	38,442	(4,325)	(3,405)	(71,762)

Deferred tax, offset	1,818,339	292	945,922	(979,560)	273,152	(2,643)	2,055,502

Fair value changes - cash flow hedge	(2,969)	-	-	(6,692)	868	8,424	(369)
Deferred tax recognized during the period		292	945,922	(986,252)		5,781
(i)	Other temporary differences are composed mainly of fair value changes on financial instruments taxes as of June 30, 2026 and 2025.

c) Tax liabilities

	06/30/2026	12/31/2025

Taxes and contributions on income	931,029	1,322,821
Other taxes (i)	186,368	101,297
Total tax liabilities	1,117,397	1,424,118

(i) Other taxes refers substantially to indirect taxes on revenues and financial operations across the jurisdictions where the Group operates.

70

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

31. EQUITY

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of June 30, 2026 and 2025.

		06/30/2026
Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total

Total as of December 31, 2025		3,833,072,934	1,022,600,698	4,855,673,632
SOPs exercised and RSUs vested	10	19,696,826	-	19,696,826
Shares withheld for employees' taxes		(4,083,323)	-	(4,083,323)
Shares repurchased		(40,659,600)	-	(40,659,600)
Share-based payments to service providers		61,124	-	61,124
Total as of June 30, 2026		3,808,087,961	1,022,600,698	4,830,688,659

		06/30/2025
Shares authorized and fully issued	Note	Class A Ordinary shares	Class B Ordinary shares	Total

Total as of December 31, 2024		3,768,057,942	1,050,600,698	4,818,658,640
SOPs exercised and RSUs vested	10	18,629,315	-	18,629,315
Shares withheld for employees' taxes		(5,328,323)	-	(5,328,323)
Shares issued to service providers		81,389	-	81,389
Issuance of class A shares - business acquisitions		313,456	-	313,456
Total as of June 30, 2025		3,781,753,779	1,050,600,698	4,832,354,477

Shares authorized and unissued	Class A Ordinary shares	Class B Ordinary shares	Total

Reserved for the share-based payments	-	-	228,167,482
Shares authorized which may be issued class A or class B	-	-	43,503,925,469
Shares authorized and unissued as of June 30, 2026	-	-	43,732,092,951

Shares authorized issued	3,808,087,961	1,022,600,698	4,830,688,659
Total as of June 30, 2026	3,808,087,961	1,022,600,698	48,562,781,610

71

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

a) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on June 30, 2026 and December 31, 2025, and the total amount of share capital was US$84 on the same dates.

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares, net of the cost of treasury shares.

As of June 30, 2026, the Company held 40,659,600 Class A ordinary shares in treasury (none as of December 31, 2025), acquired under the share repurchase program described in note 31(e) for a total cost of US$500,393, which is presented as a deduction from share premium reserve. Treasury shares are excluded from the weighted average number of shares used in the calculation of earnings per share (note 9) and carry no voting or dividend rights while held by the Company.

The total of exercised Stock Options (“SOP”) was US$3,981 for the six-month period ended on June 30, 2026 (US$968 for the six-month period ended on June 30, 2025).

b) Retained earnings

The retained earnings include the profits or losses of the Group and the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	06/30/2026	12/31/2025

Accumulated gains (losses)	7,083,692	5,151,437
Share-based payments reserve	1,412,540	1,261,263
Retained earnings - total	8,496,232	6,412,700

c) RSU - Shares withheld

Shares may be withheld because of RSUs plans to settle the employee’s tax obligation. These shares are canceled and cannot be reissued or subscribed. During the six-month period ended June 30, 2026 and 2025, the following shares were withheld:

	06/30/2026	06/30/2025

Number of shares withheld - RSU	4,083,323	5,328,323
Total value of shares withheld - RSU	61,703	56,448

d) Accumulated other comprehensive income (loss)

Other comprehensive income (loss) includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the consolidated statement of comprehensive income.

72

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

Other comprehensive income that may be subsequently reclassified to profit or loss is related to cash flow hedges that qualify as effective hedges and currency translation that represents the cumulative gains and losses on the retranslation of the Group’s investment in foreign operations. These amounts will remain under this heading until they are recognized in the consolidated statement of income in the periods in which the hedged items affect it, for example, in the case of the cash flow hedge.

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not reclassified to profit or loss in future periods.

The accumulated balances are as follows:

	06/30/2026	12/31/2025

Cash flow hedge effects, net of deferred taxes	(8,879)	(4,076)
Net investment hedge effects	(120,645)	-
Currency translation on foreign entities	296,707	(196,018)
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	18,768	15,296
Own credit adjustment effects	498	498
Total	186,449	(184,300)

e) Share events

(i) Share repurchase program

On June 3, 2026, the Company’s Board of Directors approved a share repurchase program under which the Company may repurchase up to US$1.0 billion of its outstanding class A ordinary shares. The program is effective for a period of twelve months, beginning on June 4, 2026, and ending on June 3, 2027, unless earlier terminated, suspended, or completed. Repurchases may be made from time to time through open market purchases or privately negotiated transactions, in accordance with Rules 10b-18 and 10b5-1 under the U.S. Securities Exchange Act of 1934. The program does not obligate the Company to acquire any specific number of shares, and the timing and amount of any repurchases depend on market conditions, the share price, liquidity, and other capital allocation opportunities.

Shares repurchased under the program are held in treasury and presented as a deduction within equity. No share was canceled in connection to the share repurchase program.

During the period ended June 30, 2026, the Company repurchased 40,659,600 class A ordinary shares under the program for a total amount of US$500,393. As of June 30, 2026, US$499,607 remained available for repurchase under the program.

(ii) Other share events

As of June 30, 2026, the Company had authorized and unissued ordinary shares, which were reserved for commitments related to business acquisitions, share-based payment plans (note 10) and future issuances for unspecified purposes. These shares may be issued either as class A or class B ordinary shares.

73

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

32. MANAGEMENT OF FINANCIAL RISKS,
FINANCIAL INSTRUMENTS, AND OTHER RISKS

a) Overview

The Group monitors risks that could materially impact strategic objectives or regulatory compliance. To efficiently manage and mitigate these risks, the risk management structure identifies and assesses the risks based on their potential impact on financial results, capital, liquidity, customer relationships, and reputation. This prioritization aims to ensure that the Group captures opportunities while mitigating threats to its strategic pillars.

b) Risk management structure

Risk Management is a fundamental pillar of the Group's strategic governance. The risk management framework is integrated across the entire Group with the objective of ensuring that risks are consistently identified, measured, mitigated, monitored, and reported. This continuous process is embedded in the Group’s culture and decision-making structures, aiming to minimize losses, maximize profitability, and reinforce the Group's core values.

The Group's risk management structure considers the size and complexity of its business, which allows tracking, monitoring, and control of the risks to which it is exposed. The risk management process is aligned with management guidelines, which, through committees and other internal meetings, define strategic objectives, including risk appetite. Conversely, the capital control and capital management units provide support through risk and capital monitoring and analysis processes.

The Group considers a Risk Appetite Statement (“RAS”) to be an essential instrument to support risk management and decision making. The Board of Directors reviews and approves the RAS, as guidelines and limits for the business plan and capital deployment. Nu has defined a RAS that prioritizes the main risks and, for each of those risks, qualitative statements and quantitative metrics expressed in relation to earnings, capital, risk measures, liquidity, and other relevant measures were implemented, as appropriate.

c) Risks actively monitored

Risks that are actively monitored by the Group include Credit Risk, Liquidity Risk, Market Risk, Interest Rate Risk in the Banking Book (“IRRBB”), Foreign exchange (“FX”), Operational, IT and Cyber, Regulatory, Compliance and Anti-money laundering (“AML”), Reputational Risk, Model Risk and Risk from Cryptocurrency business. The management of these risks is carried out according to the three-line model, considering policies and procedures in place, as well as the limits established in the RAS. Also, Nu has a Stress Testing program in place.

Each of the risks described below has its own methodologies, systems and processes for its identification, measurement, evaluation, monitoring, reporting, control, and mitigation.

In the case of financial risks, such as credit, liquidity, IRRBB and market, the measurement is undertaken based on quantitative models and, in certain cases, prospective scenarios in relation to the main variables involved, respecting the applicable regulatory requirements and best market practices. Non-financial risks, such as operational risk and technological/cyber risks, are measured using impact criteria (inherent risk), considering potential financial losses, reputational damage, customer perception, and legal/regulatory obligations, as well as evaluated in relation to the effectiveness of the respective structure of internal controls.

There were no significant changes to the risk management structure from what was reported in Annual Financial Statements.

74

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

Credit risk

The Group’s outstanding balance of financial assets and other exposures to credit risk is shown in the table below:

	06/30/2026	12/31/2025

Financial assets
Cash and cash equivalents	13,551,611	15,003,643

Securities	1,358,015	1,059,923
Derivatives	115,257	80,748
Financial assets at fair value through profit or loss	1,473,272	1,140,671

Securities	14,046,844	12,157,076
Financial assets at fair value through other comprehensive income	14,046,844	12,157,076

Credit card receivables	21,494,406	18,267,904
Loans to customers	11,317,422	9,421,458
Compulsory and other deposits at central banks	9,149,128	9,537,788
Securities	3,776,505	3,141,504
Other receivables	849,897	1,000,683
Other financial assets	134,702	148,777
Financial assets at amortized cost	46,722,060	41,518,114

Other exposures
Unused limits (i)	38,163,940	28,841,327
Credit commitments	38,163,940	28,841,327
(i)	Unused limits are not recorded in the consolidated statements of financial position but are considered in the measurement of the ECL due to the fact that it represents credit risk exposure.

Liquidity risk

Liquidity risk is defined as:

•	the ability of an entity to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses; and
•	the possibility of not being able to easily exit a financial position due to its size compared to the traded volume in the market.

The liquidity risk management structure uses future cash flow data, applying what the Company believes to be a severe stress scenario to these cash flows, to measure whether the volume of high-quality liquid assets that the Group holds is sufficient to ensure its financial resilience. The liquidity indicators are monitored daily, using procedures approved by Management, and compared with the approved limit structure, in accordance with the Group's declared risk tolerance.

75

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

Among the main liquidity indicators, Nu uses:

•	Short-Term liquidity ratio: the Group uses an internal methodology which measures whether it holds sufficient high quality liquid assets to cover short term (unexpected) outflows in a severe stress scenario.
•	Funding ratios and gaps: to ensure long term balance sheet stability, the Group establishes conservative limits for the ratios and cumulative gaps (the value difference) between assets and liabilities in all future maturity buckets, using expected behavioral maturities, calculated with historical internal data.

The Group has a detailed Contingency Funding Plan for each entity, outlining the monitoring procedures, the triggers and management actions that must be taken in response to a deterioration of the liquidity indicators.

Primary sources of funding - by maturity

	06/30/2026				12/31/2025
Funding sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Bank receipt of deposits (RDB) (i)	35,203,806	173,567	35,377,373	87%	31,869,219	135,606	32,004,825	87%
Borrowings and financing	2,825,312	1,856,940	4,682,252	11%	2,525,443	1,872,773	4,398,216	12%
Bank certificate of deposit (CDB)	418,024	328,689	746,713	2%	363,783	104,151	467,934	1%
Total	38,447,142	2,359,196	40,806,338	100%	34,758,445	2,112,530	36,870,975	100%
(i)	Considering the earliest date the customer can redeem, which is the worst-case scenario from the perspective of the Group. For liquidity risk management, Nu considers a run-off scenario, according to historical customer behavior.

Maturities of financial assets and liabilities

The table below summarizes the Group’s financial assets contractual cash flows and their contractual maturities:

	06/30/2026
		Contractual cash flow by maturity
	Carrying amount	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months	Total

Financial assets
Cash and cash equivalents	13,551,611	13,551,611	-	-	-	13,551,611
Securities	19,181,363	1,707,178	1,306,864	3,486,714	14,360,826	20,861,582
Credit card receivables (i)	21,494,406	8,684,341	7,347,807	6,447,556	367,981	22,847,685
Loans to customers (i)	11,317,422	1,465,458	2,510,501	6,479,847	6,771,693	17,227,499
Compulsory and other deposits at central banks	9,149,128	9,149,128	-	-	-	9,149,128
Other receivables	849,897	307,218	293,295	196,058	-	796,571
Other assets	134,702	134,702	-	-	-	134,702
Total financial assets	75,678,529	34,999,636	11,458,467	16,610,175	21,500,500	84,568,778
(i)	The contractual cash flows for credit card receivables and loans to customers consider only operations that are not overdue.

76

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

The tables below summarize the Group’s financial liabilities and their contractual maturities:

	06/30/2026
		Contractual cash flow by maturity
	Carrying amount	Up to 1 month	1 to 3 months	3 to 12 months	Over 12 months	Total (iv)

Financial liabilities
Derivatives	89,659	9,391	29,224	39,014	12,032	89,661
Obligations for quotas of investment funds (i)	26,409	26,409	-	-	-	26,409
Bank receipt of deposits (RDB) (ii)	35,377,373	34,433,848	541,070	1,207,224	381,843	36,563,985
Deposits from customers (iii)	9,177,491	7,631,501	843,829	660,833	65,787	9,201,950
Bank certificate of deposit (CDB)	746,713	91,425	105,436	240,075	410,022	846,958
Interbank deposits	26,842	-	-	-	31,655	31,655
Payables to credit card network	15,444,906	6,803,738	4,303,382	4,092,075	223,325	15,422,520
Borrowings and financing	4,682,252	230,729	632,570	2,102,461	2,349,177	5,314,937
Repurchase agreements	1,058,343	2,921,308	-	-	-	2,921,308
Total financial liabilities	66,629,988	52,148,349	6,455,511	8,341,682	3,473,841	70,419,383
(i)	Includes the units held by non-controlling interests in investment funds that are more likely to be redeemed in the short term and can be redeemed at any time.
(ii)	Considering the earliest date in which the customer can withdraw the deposit.
(iii)	In accordance with regulatory requirements and in guarantee of these deposits, the Group holds the total amount of US$628 in eligible securities composed of Brazilian government bonds as described in note 12b, under a dedicated account within the Central Bank of Brazil as of June 30, 2026 (US$93,955 as of December 31, 2025).
(iv)	The total was projected considering the exchange rate of Brazilian Reais, Mexican and Colombian Pesos to US$ as of June 30, 2026.

The unused limit of credit cards is the pre-approved limit that has not yet been used by the customer and represents the current maximum potential credit exposure. Therefore, it does not represent the real need for liquidity arising from commitments. When customers reach their limits, the expected duration of the credit card receivables is shorter than the duration of the payables to network.

In view of the asset allocation profile presented above, the Group establishes a funding plan with the aim of maintaining a healthy financial position in the short and long term. The main source of funding is the deposit franchise (Deposits from customers and Bank receipt of deposits), which the Group aims to match with a liquidity cushion on the asset side. Securities are mainly composed of Government Bonds, which may have longer maturities, as demonstrated in the table above, but are traded in a market that has historically had high liquidity.

Additionally, despite being contractually redeemable in the short term, the Group considers deposits balance to be a growing financing instrument, used alongside other debt issuances to guarantee a proper mix of funding sources.

The Group monitors and utilizes this information as part of its mechanism for managing liquidity risk.

77

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

Market risk and Interest Rate Risk in the Banking Book (IRRBB)

The table below presents the Value at Risk (“VaR”) calculated using a confidence level of 99% and a holding period of 10 days. The calculation is performed using a filtered historical simulation approach, based on a 5-year historical window. For Brazil, VaR is calculated only for the trading book, while in Mexico it is presented for the Available for Sale portfolio, in line with regulation and portfolio management strategies.

VaR	06/30/2026	12/31/2025

Nu Prudential Conglomerate - Brazil	8	13
Nu Holdings (i)	84	576
Nubank Mexico	25	145
(i)	Considers only financial assets held directly by Nu Holdings as other subsidiaries do not have significant market risk exposures.

The following analysis presents the Group's whole Financial Position sensitivity of the fair value to an increase of 1 basis point (“bp”) (“DV01”) in the Brazilian risk-free curve, Brazilian National Wide Consumer Price Index (“IPCA”) coupon curve, US risk-free curve, Mexican risk-free curve and Turkish risk-free curve, assuming a parallel shift and a constant financial position:

DV01	06/30/2026	12/31/2025

Brazilian risk-free curve	(685)	(766)
Turkish risk-free curve	(125)	(147)
US risk-free curve	2	(33)
Mexican risk-free curve	(59)	(42)
Colombia risk-free curve	(415)	(257)

Foreign exchange (FX) risk

The financial information may exhibit volatility due to the Group’s operations in foreign currencies, such as the Brazilian real and the Mexican and Colombian pesos. At the Nu Holdings level, net investment hedge is adopted only for a portion of the investments in Brazilian companies.

Expenses in other currencies (US$ and EUR) are hedged within a hedge accounting framework, but other economic hedge relationships exist and are governed by an FX residual exposure framework within the market risk management structure. A non-exhaustive list comprises loans, bonds, cash accounts, and time deposits in other currencies than the functional currency of each entity, and the total exposure is always kept within the tolerance level defined by the Group in this regard.

As of June 30, 2026 and December 31, 2025, none of the entities of the Group had significant unhedged FX exposures in currencies other than their respective functional currencies.

78

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

33. CAPITAL MANAGEMENT

The purpose of capital management is to maintain the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk appetite and strategic aim of the organization, and to establish a capital planning process. Accordingly, future requirements of regulatory capital are assessed based on the Group's growth projections, risk exposure, market movements, and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, writing and submitting the capital plan and the capital contingency plan for approval by the Executive Directors.

Regulatory Capital Composition

The Company is not subject to specific regulatory capital requirements; however, the regulated subsidiaries in each country must comply with local rules. The capital adequacy of the regulated subsidiaries is detailed below.

a) Nu Prudential Conglomerate in Brazil

Brazil's Central bank (“BCB”) defines a prudential conglomerate as a set of entities in which one regulated entity controls other regulated companies or investment funds. A conglomerate is classified as Type 3 when the lead entity — the one at the top of the ownership structure — is a Payment Institution, as is the case for Nu Pagamentos.

The regulatory capital of the prudential conglomerate, defined by Brazil's Central Bank, consists of three key components:

•	Common Equity Tier 1 (CET1) Capital: Consisting of paid-in capital, reserves, and retained earnings, after accounting for deductions and prudential adjustments.
•	Additional Tier 1 (AT1) Capital: This includes debt instruments that have no specific maturity and can absorb losses, meeting the eligibility criteria set out by the Central Bank. The sum of CET1 and AT1 forms the overall Tier 1 Capital.
•	Tier II Capital: This involves subordinated debt instruments with set maturity dates that meet eligibility requirements.

As a Type 3 prudential conglomerate, Nu Pagamentos is subject to the capital adequacy requirements established by the BCB on a consolidated basis. The Group is in full compliance with all applicable prudential capital rules.

79

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

The following table presents the calculated capital ratios for the CET1, Tier 1, and the Capital Adequacy Ratio (“CAR”) and outlines their minimum requirements for the prudential conglomerate under Brazil's current regulations:

Prudential conglomerate	06/30/2026	12/31/2025

Regulatory Capital	5,597,604	5,159,443
Tier I	4,785,757	4,472,543
Common equity capital	4,262,877	4,045,444
Additional	522,881	427,099
Tier II	811,847	686,900

Risk weighted assets (RWA)	35,710,139	31,141,647
Credit risk (RWA CPAD)	27,840,145	22,364,039
Market risk (RWA MPAD)	1,269,007	1,196,138
Operational risk (RWA OPAD)	4,779,621	5,941,247
Payment services risk (RWA SP)	1,821,367	1,640,223

Minimum capital required	3,749,565	3,269,873

Excess margin	1,848,040	1,889,570

CET1 ratio	11.9%	13.0%
Tier 1 ratio	13.4%	14.4%
CAR	15.7%	16.6%

b) Nubank Mexico

As of June 30, 2026, regulatory capital was US$427,572 (US$402,002 as of December 31, 2025). This translated into a Capital ratio of 14.9% (15.4% as of December 31, 2025), above the 10.5% minimum required for Category 4 Sociedades Financieras Populares ("SOFIPO") and multiple banks.

c) Nu Colombia

As of June 30, 2026, regulatory capital was US$179,741 (US$131,965 as of December 31, 2025). This translated into a Capital ratio of 15.3% (16.9% as of December 31, 2025), above the 10.5% minimum required for credit institutions in Colombia.

80

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

34. SEGMENT INFORMATION

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”), reviews the consolidated statement of income and comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

The Group’s income, results, and assets for this one reportable segment can be determined by reference to the consolidated statement of income and other comprehensive income as well as the consolidated statements of financial position.

a) Information about products and services

The information about products and services is disclosed in note 6.

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

	Revenue (i)				Non-current assets (ii)
	Three-month period ended		Six-month period ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025	06/30/2026	12/31/2025

Brazil	3,990,286	2,621,626	7,576,852	4,961,314	1,018,212	852,770
Mexico	314,603	175,693	603,629	322,806	66,276	60,303
Other countries	76,038	56,201	152,785	114,576	177,303	147,761
Total	4,380,927	2,853,520	8,333,266	5,398,696	1,261,791	1,060,834
(i)	Includes interest income (credit card, loan and other receivables), credit and prepaid card income, late fees, insurance commission and other fees and commission income.
(ii)	Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group's revenues in the six-month period ended June 30, 2026 and 2025.

81

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2026

35. SUBSEQUENT EVENTS

a) Approval to commence operations as a multiple bank - Nubank Mexico

On July 9, 2026, Nubank Mexico was notified by CNBV that it has received the Operations Authorization to commence operations as a multiple bank. This Operations Authorization represents the final and conclusive step needed to commence operation, following the banking license it obtained on April 24, 2025. In accordance with applicable Mexican banking regulations, Nubank Mexico began operating as a bank on August 6, 2026.

b) Acquisition of Banco Porto Real

On July 20, 2026, Nu announced that has entered into a share purchase agreement to acquire 100% of Banco Porto Real de Investimentos S.A. (“Banco Porto Real”). Through this transaction, Nu will add a banking license to its financial conglomerate in Brazil, fulfilling the requirements of Joint Resolution No. 17, issued by the Brazilian Central Bank and the National Monetary Council, which standardizes brand name usage for regulated institutions. Once the acquisition process is finalized, Banco Porto Real's banking license will be added to the other licenses under which the Group already operates in Brazil and which fully support its business model: Payment Institution; Credit, Financing, and Investment Company; and Securities Brokerage Company.

The inclusion of this new license within the Nu Pagamentos’ conglomerate does not impose additional capital or liquidity requirements, preserving its financial solidity and resilience. The completion of this transaction is subject to approval by the Brazilian Central Bank, in accordance with applicable regulation.

82

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  August 13, 2026